Precise

Performance

Annual Report 2001

performance
is our business

Precise delivers software solutions that significantly improve the performance of our customers' business applications. The Precise solutions create business value by helping customers enhance the productivity of the business, improve the efficiency of IT staff, and realize a rapid and continuing return on IT investments. By focusing on the application, across the entire IT infrastructure, and measuring the real end-user experience, Precise correlates a symptom with its root cause, to proactively help detect and correct performance degradation.

At Precise, Performance Is Our Business.



A NOTE ON OUR FRONT COVER DESIGN

The front cover design of our 2001 Annual Report is the inverse of our award-winning 2000 Annual Report. We designed both these covers together to reflect our financial progress over the years — moving from red into the black by achieving profitability in 2001.

FINANCIAL PERFORMANCE

17 CONSECUTIVE QUARTERS OF RECORD REVENUE



LICENSES
SERVICES
$20.0
$15.0
$10.0
$5.0
$0.0
REVENUE (in millions)
$2.8
$0.9
$1.2
$1.3
$1.6
$6.2
$2.1
$2.2
$2.5
$3.1
$11.6
$3.8
$4.5
$5.8
$7.6
$27.5
$9.6
$11.5
$12.7
$14.3
$55.6
$17.1
Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001

GROWING THE CUSTOMER BASE



5000
4000
3000
2000
1000
NUMBER OF CUSTOMERS
> 300
> 600
> 1200
> 4500
'98
'99
'00
'01

FINANCIAL HIGHLIGHTS *(in thousands, except per share data)*

YEARS ENDED *(December 31)*	**1998**	**1999**	**2000**	**2001**
TOTAL REVENUES	$ 6,189	$ 11,614	$ 27,548	$ 55,597
PRO FORMA NET INCOME (LOSS)*	($ 3,722)	($ 2,364)	($ 1,455)	$ 6,012
NET INCOME (LOSS)	**($ 4,022)**	**($ 2,598)**	**($ 9,905)**	**$ 923**
PRO FORMA NET INCOME (LOSS) PER SHARE—DILUTED*	($ 1.21)	($ 0.72)	($ 0.11)	$ 0.20
NET INCOME (LOSS) PER SHARE—DILUTED	**($ 1.31)**	**($ 0.79)**	**($ 0.77)**	**$ 0.03**
WEIGHTED AVERAGE SHARES USED IN PER-ORDINARY SHARE CALCULATION—DILUTED	3,077	3,299	12,901	29,971
WORKING CAPITAL	$ 242	$ 7,709	$ 120,147	$ 74,005
TOTAL ASSETS	$ 4,333	$ 12,986	$ 178,681	$ 203,183
SHAREHOLDERS' EQUITY	$ 742	$ 8,293	$ 166,876	$ 185,659

These pro forma calculations exclude deferred stock compensation, in process research and development and intangible asset amortization, and provision for income taxes.

We dedicate our second annual report to our more than 4,500 satisfied customers worldwide, our strategic reseller partners, our shareholders, and the talented Precise team — all of whom continue to invest in Precise performance.


INNOVATIVE SOLUTIONS
SATISFIED CUSTOMERS
TECHNOLOGY VISION
STRATEGIC PARTNERS

the year of *performance*

2001 was an outstanding year for Precise.

In a challenging economic climate, Precise achieved strong financial results and growth across all areas of the business.

DEDICATED PEOPLE

FINANCIAL STRENGTH

PERFORMANCE

DEAR FELLOW SHAREHOLDERS

I am pleased to report on the strong performance of Precise in 2001. Precise continued to produce solid financial results and growth amidst challenging economic conditions. We attribute this success to our more than 4,500 satisfied customers including many of the world's leading companies; our strategic alliances with industry leaders; our ongoing global expansion; our dedicated employees; and our innovative and comprehensive Application Performance Management solutions which address clear business needs and deliver a measurable Return On Investment (ROI). We have entered 2002 as a recognized leader of the Application Performance Management market, which is one of the fastest growing sectors in the industry.

SOUND FINANCIAL PERFORMANCE.
In 2001, we increased revenues 102% over 2000 results, setting a new company record at $55.6 million. We achieved profitability in the third quarter — one quarter ahead of plan — and maintained a strong balance sheet with $136 million in cash, and no debt at the end of the year. Our repeat business also grew for the fourth consecutive year in 2001. Indeed, a record 54% of all non-OEM license revenue came from repeat sales in 2001, up from 43% in 2000, as more of our existing customers deployed more of our solutions throughout their enterprises. Moreover, as our value proposition continued to grow, our average order size increased as well.

RECORD REPEAT SALES*



60%
50%
40%
30%
20%
10%
25%
39%
43%
54%
'98
'99
'00
'01

*NON-OEM LICENSE SALES

VALUED SOLUTIONS. MEASURABLE ROI.
Precise creates value for customers by improving the performance of their enterprise software applications and infrastructure. Mission-critical applications are a major source of competitiveness and productivity for virtually all companies today, yet these applications typically do not perform adequately or scale efficiently in a production environment. The effect can be hundreds or even thousands of concurrent users waiting unproductively, due to slow application response times. Other effects include potential loss of revenues and poor customer service. To solve these problems and to realize the maximum potential out of their investments in these enterprise applications, companies have a vital need for Application Performance Management solutions. Our solutions not only detect early signs of application latency, but also identify and help to correct the root cause of performance degradation before the end-user or business is adversely affected.

By running applications more efficiently, our customers prolong the life of their current IT infrastructure. Our solutions also expand existing capacity on enterprise storage devices by an average of 30% and control the growth of storage usage thereafter. As a result, these solutions improve end-user and IT staff productivity, optimize information resources, and produce a rapid and measurable ROI.

MARKET-DRIVEN INNOVATIVE TECHNOLOGY.

Precise continued to broaden its value proposition by unveiling 15 market-driven products and the integrated Precise i^3 Application Performance Management solution in 2001. The first of its kind in the industry, Precise i^3 fulfills the need for a comprehensive approach to scalable Application Performance Management across the diverse range of technologies that comprise the IT infrastructure. By focusing directly on the quality of service to end-users, and linking IT effectiveness with business objectives, Precise i^3 maximizes business performance through enhanced productivity and rapid ROI. Precise i^3 gives companies **insight** into their entire application infrastructure; **indepth** granular data for root cause analysis and problem resolution; and communicates key indicators based on end-users' experiences and system performance to make **informed** business decisions regarding the immediate and future performance of the application infrastructure.

An independent study by the industry consulting firm Hurwitz Group concluded that Precise customers enjoy an average 350% return on their investment in the Precise solutions within the first year. The study also concluded that on average, Precise customers:

- Achieve a 25% improvement in transaction response time
- Defer new hardware purchases by three months or more
- Increase IT staff/developer productivity by 23%

STRATEGIC DIRECTION. FOCUSED EXECUTION.

A key driver behind Precise's 2001 success was the continued focused execution of the Company's strategy. Over the last few years we have built a global organization with direct sales offices in eleven countries, combined with an extensive network of strategic and geographic resellers who delivered significant revenue growth.

To complement our direct and indirect sales force, we continued to expand our strategic reseller channels in 2001. We formed new alliances with technology leaders such as Hewlett Packard Company (HP), Microsoft Corporation, and SAP AG. Moreover, we expanded our existing strategic relationships with EMC Corporation and Amdocs Corporation.

In July, we formed a strategic alliance with SAP America, Inc., the US subsidiary of SAP AG. Under this relationship, SAP provides the Precise i^3 solution to its customers through mySAP™ Hosted Solutions. This agreement validates our SAP-tailored technology and provides us with the opportunity to sell into the large installed base of SAP enterprise customers.

BUILDING THE BUSINESS


NUMBER OF EMPLOYEES
400
300
200
100
42
63
95
254
389
'97
'98
'99
'00
'01

Following the August launch of Precise/Crosspoint, we established a strategic alliance with HP to offer Precise's Application Performance Management solutions to HP's global customer base. Furthermore, HP distributes an evaluation copy of Precise's performance management software with every new shipment of HP's Performance Advisor Software, thus providing a strong endorsement and targeted marketing opportunity for Precise.

Precise's longstanding OEM relationship with EMC contributed significantly to Precise's revenues in 2001. It continues to foster many opportunities for collaboration through joint sales, marketing and technical development programs. Precise and EMC provide a jointly developed performance management software solution to EMC's Symmetrix and CLARiiON customers.

2001 ACHIEVEMENTS

FINANCIAL

Attained record 102% year-over-year revenue growth, with $55.6M in revenues

Achieved the 17th consecutive quarter of record revenues

Concluded the 4th consecutive year with record repeat sales, reaching a 54% yearly average (excluding OEM licenses)

Achieved profitability in Q3, one quarter ahead of plan

COMPANY

Grew customer base to more than 4,500 leading enterprises worldwide

Acquired W. Quinn Associates, Inc., a market leader in storage resource and performance management solutions for the Windows NT/2000 platforms

Established offices in France, Germany, Holland, Japan, China, Australia, and Malaysia

Expanded company to 389 employees worldwide by the end of Q4

TECHNOLOGY

Delivered 15 new Application Performance Management products

Expanded market reach with technology solutions for DB2, J2EE, and HP storage systems

Launched the Precise i^3 integrated Application Performance Management solution

Introduced application solutions tailored for SAP, PeopleSoft, Siebel, and e-commerce

PARTNERS

Expanded relationship with Amdocs to resell the entire Precise i^3 solution

Extended relationship with EMC by providing support for CLARiiON Storage Systems

Forged worldwide reseller alliance with HP

Established strategic OEM relationship with Microsoft Corporation

Established a reselling relationship with SAP America to support mySAP™ Hosted Solutions

During 2001, Amdocs contributed record revenues to Precise, and following an extensive review by its standards board, Amdocs extended our reseller partnership to include the full Precise i^3 solution. Amdocs can now resell and implement Precise i^3 with every installation of Ensemble, its customer care and billing system for the communications industry.

Through the acquisition of W. Quinn Associates, Inc., Precise gained a significant strategic OEM relationship with Microsoft Corporation. Microsoft licenses and embeds the Precise/StorageCentral SRM core technology within Microsoft's Windows-Powered Server Appliance Kit. This kit is the foundation software for server appliances sold by Microsoft's OEM partners. In addition to the financial benefits, we believe that this relationship will be increasingly valuable as we expand our solutions into the Microsoft market.

PERFORMANCE IS OUR BUSINESS.

In conclusion, we are enthusiastic about our outlook for 2002. We are committed to delivering innovative solutions that address large and strategic markets, and provide significant value to our customers. We are dedicated to building upon our reputation as the company that delivers reliable solutions that enable customers to optimize the performance of their business applications and IT infrastructure. We have an attractive market opportunity, strong business momentum, and the resources to maintain our industry leadership position.

Finally, I would like to thank all those who helped make our 2001 success possible—our customers, partners, investors and of course the Precise team, who make Precise a fun and exciting place to work!

Yours sincerely,

Shimon Alon
Chief Executive Officer



WHAT IS THE MARKET NEED?

Today, applications are critical to the success of the business. The performance of these applications is a function of how well the complex application infrastructure components — the servers, network, operating systems, databases and storage devices — work in concert with each other. Therefore, to achieve business objectives, Application Performance Management must provide a common language and deliver a holistic, end-to-end view of the performance of the business application, from the end-user's perspective.

WHAT IS PRECISE i^3?

Precise i^3 fulfills the need for a comprehensive approach to scalable Application Performance Management, delivering a methodology for optimizing performance. Precise i^3 continuously monitors the application across the diverse range of technologies that comprise the IT infrastructure, and correlates the technology and application metrics. This ensures the quickest route from the detection of an initial symptom of performance degradation to the isolation and resolution of the root cause, before the end-user community is adversely affected.

the technology of


INSIGHT
INDEPTH
INFORM
i3

i^3 METHODOLOGY

Optimizing Application Performance

- Collect high quality technology and business performance metrics — 24 x 7
- Correlate those metrics across the IT infrastructure to build an end-user perspective
- Profile acceptable application behavior to define response time and technology thresholds
- Anticipate degradation so problems can be resolved prior to business being affected
- Quickly drill-down and navigate to the root cause of performance degradation
- Correct inefficiencies and deliver incremental improvements to continually optimize service

THE APPROACH: PRECISE i³


INSIGHT...Perspective
CLIENT
NETWORK
WEB
APPLICATION
DATABASE
STORAGE
INDEPTH...Understanding
INFORM...Knowledge

HOW DOES PRECISE i³ WORK?

Each module in Precise i³ covers an important aspect of performance management, and all of the components work together to improve service quality and manageability.

PERSPECTIVE

Precise/Insight provides a holistic view of the IT infrastructure that contributes to application response time and isolates the inefficient components.

- Accurately measures end-user response time across the IT infrastructure
- Observes the response time delivered to a geographical location or a business unit
- Provides a consistent view across the diverse technologies that contribute to a business transaction
- Correlates resource consumption from URL to SQL and into storage

UNDERSTANDING

Precise/Indepth provides detailed analysis of the inefficient components to optimize performance, and delivers expert tuning advice for actionable alternatives.

- Delivers comprehensive analysis capabilities with built-in expertise
- Resolves issues rapidly with intuitive drill-down to minimize the impact on the business
- Tracks performance and provides replay to determine what took place and why
- Navigates seamlessly across technology domains during analysis

KNOWLEDGE

Precise/Inform monitors service level compliance and key performance indicators to provide real-time notification through alerts, and advanced reporting via a web-based portal.

- Empowers staff and management with intuitive reports
- Identifies time for action with proactive alerts on performance exceptions
- Displays the health of the IT infrastructure through a single web-enabled interface
- Leverages resource visibility for staff prioritization and IT planning

PRECISE i^3 SOLUTIONS

DB2 UDB
IT
J2EE Applications
Oracle
Oracle Applications
PeopleSoft
SAP
Siebel
Storage
Web

Today's businesses depend on custom-developed as well as packaged applications such as SAP, Oracle Applications, PeopleSoft and Siebel, to gain a competitive advantage and improve the efficiency of critical business processes. To rapidly address the specific technology innovations and business objectives of these mission-critical applications, Precise delivers out-of-the-box Precise i^3 Application Performance Management solutions engineered to support these applications. These solutions deploy fast, enabling customers to realize immediate value from Precise i^3, and provide a rapid return on technology investment.

WHO BENEFITS FROM PRECISE i^3?

END-USERS
Performance is relative. End-users are familiar with a certain level of service, and when it deviates from expectations it is considered unacceptable. Precise i^3 provides consistency to the service that is delivered to the end-user and ultimately results in increased productivity, satisfaction and retention.

IT STAFF
When end-users complain about slow response time, it is difficult to address their concerns without having supporting data. "Blamestorming" sessions often take place among IT staff when there is no information to identify the root cause of poor performance. Precise i^3 provides the matrix of information needed to isolate degradation and maintain the credibility of the IT staff.

IT MANAGERS
A significant portion of any IT budget is spent trying to sustain business objectives. Without visibility into the quality of service delivered, the benefits of IT investments cannot be seen and the effort spent on ensuring optimal performance will never be appreciated. Precise i^3 provides a way of embedding expertise into the process, delivering a more scalable approach to managing the infrastructure. It helps prioritize tasks so that IT staff get the best return from its efforts.

CFO/CEO
Creative CFO/CEO's find ways to do more with less. Recognizing opportunity and investing in areas that provide a competitive advantage requires timely information and accurate decisions. Measuring IT performance from a business perspective allows a CFO/CEO to align business goals with technology investment. Precise i^3 provides the right level of information to ensure that technology investments deliver a return and drive a competitive advantage.

PRODUCT FAMILIES

INSIGHT

Precise/Insight measures the response time of a multi-tier application and provides a perspective that identifies the inefficient technology components.

Precise/Savvy for Oracle correlates performance data from Precise/Indepth for Oracle to provide the metrics necessary to identify the source of performance degradation on the database server.

Precise/Savvy for BEA Tuxedo segments the response time of a BEA Tuxedo server by the time spent in Tuxedo services, and the time spent queuing for a service.

Precise/Savvy for Web segments the response time of a Web server by URL to quickly identify the source of web site performance degradation.

Precise/Savvy for SAP R/3 measures the response time of an SAP R/3 transaction and segments the response time by each IT component. It highlights the location of SAP R/3 performance bottlenecks, and provides detailed drill-down into each SAP R/3 transaction and screen.

Precise/Savvy for Siebel provides a breakdown of service times by the various Siebel e-Business applications. Response time and service times are also measured for Siebel views, screens, locations, clients, and web servers.

Precise/Savvy for the J2EE Platform correlates performance data from Precise/Indepth for the J2EE Platform to provide the detail necessary to identify the source of performance degradation on the J2EE application server.

INDEPTH

Precise/Indepth for Oracle optimizes the performance of applications that use an Oracle database. With comprehensive application and database monitoring and tuning, Precise/Indepth for Oracle helps users pinpoint poorly written SQL statements and inefficient use of indexes, and simulates potential solutions.

Precise/Indepth for DB2 UDB optimizes the performance of applications that use an IBM DB2 UDB database. With comprehensive application and database monitoring and tuning, Precise/Indepth for DB2 UDB helps users pinpoint poorly written SQL statements, inefficient use of indexes and model potential solutions.

Precise/Interpoint monitors SAP R/3 or Oracle Application servers and reveals the origin of SQL statements sent to the database that otherwise have a generic source.

Precise/Crosspoint collects performance metrics from HP Surestore XP disk arrays and correlates this data with the information collected by Precise/Indepth for Oracle, to provide an integrated view of Oracle database and HP storage performance.

Precise/Indepth for the J2EE Platform measures the response time of HTTP requests (servlets and JSPs) and EJB invocations. It segments response time by J2EE application server and database server, and correlates problematic SQL statements with EJBs, JSPs, and servlets.

Precise/Indepth for Transactions delivers response time measurements of web-based transactions to gauge the service provided to the end-user. It also tracks page visits, abandon rates and overall wait time to determine web site inefficiencies.

Precise/StorageCentral SRM optimizes the performance of Windows NT/2000 storage devices in real time, with policy-based controls on space utilization, comprehensive storage usage reporting, and blocking unwanted file types from compromising data storage integrity.

Precise/Savant uses interactive visualization to simplify the database performance diagnostics process. Precise/Savant detects real-time events based on deviations from normal performance and provides easy to understand visual indicators that identify the source of performance degradation within Oracle databases.

INFORM

Precise/Foresight is a performance portal that provides analysis and planning capabilities by delivering trend and exception reports via the web. With Precise/Foresight, many years of expertise have been embedded to create unique views and indicators of performance that result in intelligent decisions.

Precise/Pulse! continuously monitors and alerts on critical performance indicators, delivering an up-to-date view of application health, allowing staff to resolve performance degradation before business is affected. If an enterprise-wide systems management console has already been adopted, alerts can be forwarded via Precise/Pulse! to these consoles.

Precise/Luminate provides service level reporting for SAP applications delivering a unique business perspective of SAP performance. It allows users to correlate technology with business objectives to analyze and improve the performance of SAP applications.

Precise/SiteStor SRM enables consolidated analysis and reporting of heterogeneous storage usage patterns enterprise-wide, enabling companies to optimize the performance of storage devices containing business documents, and running their mission-critical databases, applications, and web sites.

optimizing *performance*

Over 4,500 leading companies worldwide, including 80% of the Fortune 100, rely on Precise's solutions to optimize the performance of their enterprise applications, maximize return on their technology investments, and achieve their business objectives.

CVS/pharmacy

CVS, America's #1 pharmacy, uses Precise i^3 to proactively optimize the performance of its multi-terabyte transactional and data warehouse systems.

"The volume of data we process at CVS pushes the envelope on every architectural component. To support systems as powerful and complex as we have at CVS we only utilize best-of-breed solutions such as Precise i^3. Precise i^3 streamlines our operations, providing root cause analysis of performance issues, helping us prevent problems before they occur. This directly translates into improved customer service."

MIKE DION, DIRECTOR OF INFORMATION SERVICES

SONY

Producing over 5,000 televisions a day, Sony UK selected Precise i^3 to manage the ongoing performance of its Oracle Applications ERP environment.

"Precise i^3 was essential to us when we went live with our Oracle Applications system, and will be critical to our forthcoming upgrade to version 11i. Precise i^3 provides us with *on-going* performance insurance, enabling us to monitor the complex interrelationships between our applications, database, server, and operating system; and allowing us to get to the root of performance problems quickly and easily—regardless of the cause. It has helped make my DBAs more effective, and saves time and money. It's been easy to justify our investment in Precise."

OWAIN THOMAS, GENERAL MANAGER OF IS

amazon.com.

Amazon.com, the world's leading online retailer, selected Precise to provide industrial-strength application performance management for the massive data processing environment which feeds the Amazon.com web site.

"From an ROI standpoint, Precise is invaluable. It provides us with a robust solution that proactively identifies the root causes of problems, thereby ensuring that customers can immediately access information on our merchandise. Precise helps us keep the business moving—particularly during peak periods like the busy holiday season. It is critical to our business, and helps make sure we meet our customers' needs."

MATTHEW SWANN, DIRECTOR OF DATABASE SYSTEMS AND ENGINEERING

BT

BT Group plc relies upon Precise i^3 to optimize the performance of its key customer service system for BTopenworld, which tracks 10,000 incidents per day.

"Precise i^3 paid for itself in three months, and has saved us from spending money on hardware and external consultants. It definitely achieved a tremendous return on our investment. Moreover, Precise helped us tune our system so that customer service representatives could retrieve vital information for customers in under two seconds."

JIM HALLIDAY, PROJECT MANAGER

Agilent Technologies

Agilent Technologies Inc., a global technology leader in communications, electronics and life sciences, selected Precise i^3 to optimize the performance of its web-based Human Resources portal.

"Precise i^3 gives us real value and helps ensure that our 39,000 employees worldwide can interact with the HR system 24x7 and enjoy optimal performance. It is the only solution to give us an integrated end-to-end view of performance—quickly narrowing down the area to investigate, then immediately drilling down to find the exact source of the problem. Previously this process could have taken us half a day, now it takes under half an hour. By correlating business activities with observed performance over time, Precise also helps us set future performance expectations and capacity planning."

ED TANG, SYSTEM ARCHITECT

WYNDHAM
INTERNATIONAL

Wyndham International, Inc. offers luxury and upscale hotel and resort accommodations and depends upon Precise's solutions to ensure the optimal performance of its "Wyndham ByRequest" guest recognition program, central reservations, and property management systems.

"Precise's complementary products give us the ability to automatically and immediately see, diagnose, and efficiently resolve any application related performance problems, before our end-users and guests are even aware of them. With hundreds and even thousands of users concurrently accessing our systems, which are all tied together, this is vitally important. Precise helps keep our systems running at peak performance which positively affects our guests' experiences at Wyndham."

ED TOMCZYK, DIRECTOR OF DATA SYSTEMS

ADP

Everybody loves payday.

ADP Canada, the country's leading provider of outsourced payroll, human resources and time and labor management solutions, relies on its application infrastructure and Precise i^3 to service its clients.

"Precise i^3 gives us the confidence that our Oracle Applications ERP system, which handles an enormous number of concurrent transactions, is performing reliably. It has significantly reduced the time to identify and fix bottlenecks in the system and, thanks to Precise i^3, a critical program that originally took six hours to process, now takes just 15 minutes. Precise i^3 has saved us from unnecessary hardware purchases and has also helped us plan system capacity in the short term and for longer-term growth. Precise i^3 has greatly simplified my job."

SAM MASSAD, MANAGER, TECHNICAL SERVICES-OPEN SYSTEMS

T · · Mobile ·

T-Mobile Deutschland, one of the four strategic pillars of Deutsche Telekom, has implemented Precise i^3 to optimize the performance of its mission-critical customer care and billing systems, which are used by more than 5,000 concurrent customer service advisers.

"With Precise i^3 we can now be proactive with performance management while reducing costs and saving significant time and resources. In some cases this has led to an improvement of over 300% in system response time. Moreover, with Precise i^3 we now have real, objective performance measurements, which are an integral component of our long-term performance planning, and help the different departments work together more efficiently."

HEINZ SANDERMANN, HEAD OF DATA MANAGEMENT SERVICES

Amdocs

Amdocs, the world's leading provider of CRM, billing and order management systems to the communications industry, resells the Precise performance solutions with worldwide installations of its convergent customer care and billing platform, Amdocs Ensemble.

"Amdocs delivers scalable solutions that support the high-volume performance requirements of leading communications providers worldwide. Precise can be integrated with Amdocs Ensemble, providing a 'best-of-breed' technology that delivers 'performance insurance' by optimizing the performance of our customers' application infrastructure and maximizing their IT investments."

YOSSI RAVEH, VICE PRESIDENT OF INFORMATION TECHNOLOGY

EMC²
where information lives

EMC Corporation has an OEM relationship with Precise and resells its Application Performance Management solutions, under the private label name of EMC ControlCenter Database Tuner (DBTuner), to customers utilizing EMC's Symmetrix and CLARiiON information storage systems and software.

"DBTuner gives our customers a great opportunity to benefit from Precise's outstanding performance management solutions. EMC's relationship with Precise enhances our continued commitment to help customers derive more business value and achieve higher performance by effectively managing enterprise information and giving them faster and easier access to data wherever it may be located."

GEORGE A. MELE, DIRECTOR OF SOFTWARE MARKETS AND PRODUCTS

hp invent

HP resells Precise's Application Performance Management solutions to its global customer base through its direct sales organizations and distribution channels. These applications are specifically tailored for HP Surestore XP disk array storage systems, Oracle database environments, SAP R/3 and Oracle Applications ERP applications.

"Precise's innovative software optimizes the performance of business applications, a key component to an 'always-on' Internet infrastructure. With Precise, HP delivers to customers solutions with significant value-add while gaining a competitive advantage in the market. It's a win-win for both sides."

GEORGE ALAI, DIRECTOR OF BUSINESS DEVELOPMENT, HP COMPLEMENTARY PRODUCTS ORGANIZATION

Microsoft® Windows® Embedded Partner

Precise enjoys an OEM relationship with Microsoft, which has licensed Precise/StorageCentral SRM technology for use as an optional add-on with Microsoft's Windows-Powered Server Appliance Kit (SAK). The SAK is the foundation software for server appliances currently sold by Microsoft's OEM partners such as Dell, HP, Compaq, IBM, NEC, and Maxtor.

"Precise/StorageCentral SRM complements the proven reliability, manageability and availability of Windows 2000 technologies and enables OEMs using the Windows-Powered Server Appliance Kit to deliver a richer NAS solution to their customers and to get that solution to market quickly."

KEITH WHITE, SENIOR DIRECTOR OF MARKETING FOR THE EMBEDDED AND APPLIANCE PLATFORMS GROUP

SAP

SAP uses the Precise solutions for their SAP Hosting organization to provide Application Performance Management, including service level compliance monitoring, to its customers using mySAP™ Hosted Solutions.

"We chose Precise's solutions because they lead the industry with solutions that monitor the end-user experience and deliver the historical information we need to determine the real source of any performance problems, and support our Service Level Agreements (SLAs) with customers. This is essential for our business."

TOM MELCHIORE, VICE PRESIDENT OF SAP HOSTING

The industry's leading technology vendors understand the value that Precise's technology brings to their customers, and by partnering they clearly endorse Precise's leadership in the Application Performance Management marketplace.

partners in

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2001

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 000-30828

PRECISE SOFTWARE SOLUTIONS LTD.
(Exact Name of registrant as specified in its charter)

ISRAEL *(State or other jurisdiction of incorporation or organization)*	**Not Applicable** *(I.R.S. Employer Identification Number)*
10 Hata'asiya Street P.O. Box 1066 Or-Yehuda, Israel *(Address of principal executive offices)*	**60408** *(Zip Code)*

Registrant's telephone number, including area code: 972 (3) 634-5111

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Ordinary Shares, Par Value 0.03 NIS per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of March 22, 2002, was approximately $699 million (based on the closing price of the registrant's Ordinary Shares on March 22, 2002, of $24.85 per share). This excludes 331,306 ordinary shares deemed to be held by affiliates. Exclusion of shares should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of the registrant's Ordinary Shares outstanding as of March 22, 2002 was 28,475,772.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a proxy statement pursuant to Regulation 14A within 120 days of the end of its fiscal year ended December 31, 2001. Portions of such proxy statement are incorporated by reference into Part III of this Report.

PRECISE SOFTWARE SOLUTIONS LTD.

ANNUAL REPORT ON FORM 10-K

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

		Page No.
Part I		
Item 1.	Business	1
Item 2.	Properties	9
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	10
Part II		
Item 5.	Market for Registrant's Common Equity and Related Stockholder Matters	10
Item 6.	Selected Consolidated Financial Data	10
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	29
Item 8.	Financial Statements and Supplementary Data	30
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	30
Part III		
Item 10.	Directors and Executive Officers of the Registrant	30
Item 11.	Executive Compensation	30
Item 12.	Security Ownership of Certain Beneficial Owners and Management of Precise	30
Item 13.	Certain Relationships and Related Transactions	30
Part IV		
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	31
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1

PART I

Except for the historical information contained herein, the matters discussed in this Annual Report on Form 10-K are forward-looking statements that involve risks and uncertainties. Precise makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements should be considered in light of the factors described below in Item 7 under "Factors That May Affect Future Results." Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. In this Annual Report on Form 10-K, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward-looking statements.

Item 1. *Business*

BUSINESS

Overview

Precise Software Solutions Ltd. is a provider of software that assists organizations in monitoring and optimizing the performance of their enterprise software applications across the Information Technology ("IT") infrastructure. Businesses rely on the proper functioning of their IT application infrastructure, which consists of networks, operating systems, servers, applications, databases and storage devices to help manage traditional and electronic business activities. Precise's software allows an organization to continuously monitor its application infrastructure performance and be alerted when application performance parameters exceed user-established thresholds. When the software detects a performance problem, it also provides technology support personnel with a thorough set of diagnostic data that pinpoints the specific root cause of application performance degradation and offers suggested alternatives to alleviate the problem. Precise's software serves those businesses that rely on enterprise applications to cut costs, improve efficiencies and generate revenues.

Precise was incorporated in 1990. Our U.S. headquarters are located at 690 Canton Street, Westwood, Massachusetts 02090, and our telephone number is (781) 461-0700. Our international office is located at 10 Hata'asiya Street, Or-Yehuda, Israel 60408. Precise's Web site is located at www.precise.com, but information contained on it does not constitute part of this Annual Report on Form 10-K. The terms "Precise," "we," "us" and "our" as used in this Annual Report on Form 10-K refer to Precise Software Solutions Ltd. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

Industry Background

Global competitive pressures are driving businesses to continuously seek new and better ways to develop, market and maintain their products and services, as well as attract, serve and retain their customers. To enhance their competitiveness and serve business objectives, organizations are using IT. In particular, an organization's IT infrastructure, which consists of networks, operating systems, servers, applications, databases and storage devices, must proactively support e-business initiatives. E-business occurs when employees, customers, partners and vendors share information and conduct business electronically. With the emergence of e-business, this infrastructure is no longer just a cost center, but a means by which an organization can increase operational and cost efficiencies and drive revenue generation. To enable and support e-business activities, a complex and multi-tiered IT infrastructure of technologies and services has evolved. As technical and operational complexities have increased, so have user demands for efficiency and performance.

Today's businesses depend on custom-developed as well as packaged Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) applications to gain a competitive advantage and improve the efficiency of critical e-business processes. These applications are the means through which an organization controls, manages and expands its business operations and achieves commonality of data and process.

The management of this heterogeneous, distributed and rapidly changing IT environment, which is supporting continuously growing transaction and data volumes, has become increasingly challenging. Efficient management of the IT infrastructure involves addressing the needs and problems of all constituencies across the extended enterprise. Each class of user has different performance requirements and defines, and refers to, its own performance metrics and problems differently. As a result, technology support personnel are faced with the ongoing challenge of reconciling these disparate needs and problems before they can optimize performance across the entire application infrastructure. Equally challenging is the need to manage this application infrastructure without employing techniques or technologies that consume substantial additional resources and create further burdens on the system. In addition, application performance must align with business priorities so that, for example, critical revenue-generating applications, such as completing an online sale, are processed prior to non-revenue generating applications, such as posting data to an organization's accounting system. Finally, management of the application infrastructure has become increasingly challenging for an organization due to the increasing cost to hire and retain the necessary personnel to manage it and the general shortage of qualified technology professionals.

Our software solutions provide an integrated end-to-end, correlated view of application performance and identify the interrelationships among the different components of a customer's IT infrastructure - applications, network, operating systems, servers, databases and storage devices. By monitoring and analyzing the overall performance of the IT application infrastructure - from URL to SQL - they pinpoint the root causes of performance degradation quickly and proactively and determine their impacts on the entire IT application infrastructure - before they affect end-users. By identifying trends and deviations, and translating diverse performance data into a common language, our Application Performance Management solutions bridge the gap between technology and business to facilitate performance optimization and strategic planning. We call these solutions Precise i^3: Insight, Indepth and Inform. The Insight products contain our end-to-end technology; the Indepth products include our drill-down technology; and the Inform products contain our communications technology.

Products

Product Family	Product	Functions
INSIGHT		
	Precise/Insight	Precise/Insight measures the overall response time of a multi-tier IT application infrastructure and the time spent in each technology tier, helping to isolate the source of performance degradation. It isolates the response time delivered to a geographical location or a business unit and provides a consistent view across the diverse technologies that contribute to a business transaction.
	Precise/Savvy	Precise/Savvy overlays an application view on top of Precise/Insight's infrastructure perspective. Precise/Savvy measures the response time of an application transaction and reports the results in units specific to the application. Precise/Savvy application coverage: Precise/Savvy for Oracle, Precise/Savvy for Web, Precise/Savvy for J2EE Platform, Precise/Savvy for SAP R/3, Precise/Savvy for BEA Tuxedo and Precise/Savvy for Siebel.
INDEPTH		
	Precise/Crosspoint	Precise/Crosspoint correlates application, operating system, database, and HP Surestore XP's disk array storage performance metrics for monitoring and tuning. Works as an add-on product to Precise/Indepth for Oracle.
	Precise/Indepth *for DB2 UDB*	Precise/Indepth for DB2 UDB monitors, analyzes and helps tune DB2 UDB-based applications and databases to ensure that those applications perform at peak efficiency. After being alerted to a performance issue, the software assists the user in identifying the specific causes of slow performance. The product permits users to view the access path that the database has chosen for a query from an application, automatically generates Structured Query Language (" SQL") statements that will access the database in a different manner, and projects the performance improvement if the change is made. Through an internal data warehouse called the Precise Performance Warehouse, Precise/Indepth for DB2 UDB supports long-term analysis and proactive management by providing historical performance information.
	Precise/Indepth *for J2EE*	Precise/Indepth for J2EE provides performance management for server side Java applications. It measures the response time of HTTP requests (servlets and JSPs) and EJB invocations. It segments response time by J2EE application server and database server, and correlates problematic SQL statements with EJBs, JSPs, and servlets. SmarTune, added in a recent release, automatically identifies the root cause of J2EE application performance problems and recommends the most appropriate corrective actions. This product currently supports BEA's WebLogic, IBM's WebSphere and Macromedia's JRun J2EE application servers.
	Precise/Indepth *for Oracle* (formerly Precise/SQL)	Precise/Indepth for Oracle monitors, analyzes and helps tune Oracle-based applications and databases to ensure that those applications perform at peak efficiency. After being alerted to a performance issue, the software assists the user in identifying the specific causes of slow performance. The product permits users to view the access path that the database has chosen for a query from an application, automatically generates SQL statements that will

access the database in a different manner, and projects the performance improvement if the change is made. In addition, the software can simulate the result of a change in the way the database is organized and provide a full cross-reference between database objects and the statements that access them. Through the Precise Performance Warehouse, Precise/Indepth for Oracle supports long-term analysis and proactive management by providing historical performance information.

Precise/Interpoint	Precise/Interpoint works as an add-on product to Precise/Indepth for Oracle and Precise/Indepth for DB2 UDB to optimize ERP application performance. By tracing a query from the ERP application back to the initiating person and form, Precise/Interpoint provides information to the ERP manager concerned with detecting and correcting performance issues. The ERP manager can then implement changes suggested by Precise/Indepth for Oracle and Precise/Indepth for DB2 UDB or other changes to the ERP application to improve performance. This product supports Oracle Applications and SAP R/3 ERP environments.
Precise/Savant	Precise/Savant provides visual indicators to quickly diagnose the performance of an Oracle enterprise database environment. The software solution detects abnormal performance events and signals the administrator via a real-time visual dashboard. Intelligent display objects provide the entry point for drill down analysis and root cause investigation. By providing "at a glance" performance management, administrators see more information, more timely, with more comprehension, minimizing the time to detect and correct performance degradation.
Precise/StorageCentral SRM	Precise/StorageCentral SRM is a Storage Resource Management software that monitors and controls disk utilization in real time. The software provides web-based reports on storage content, usage and trending to ensure appropriate disk allocation thus eliminating server downtime from exceeded capacity.

INFORM

Precise/Foresight	Precise/Foresight is a web-based performance portal that brings Precise's performance data to the IT and business staff that can leverage it. Built-in expert analysis and display techniques provide the IT team with a common language across diverse technology domains and the visibility needed to clearly communicate the top issues that need to be addressed.
Precise/Pulse!	Precise/Pulse! monitors performance metrics, triggering alerts and/or tuning activity when user-defined performance thresholds or baselines are exceeded. Once an alert is triggered, the user can use other Precise products to locate and fix the specific problem. This product is compatible with many leading monitoring products provided by other software vendors.

We plan to continue to introduce Application Performance Management solutions targeted at specific market and business segments to answer the call for business-focused solutions.

Sales and Marketing

We sell our software through direct sales, indirect channels, resellers and strategic relationships. To date, we have licensed our software to over 4,500 customers worldwide. Our North American sales organization is headquartered in Westwood, Massachusetts, with additional sales offices in the U.S. metropolitan areas of Atlanta, Chicago, Dallas, Denver, Detroit, New York, and Reston, Virginia, and in Toronto, Canada. Our international sales organization is based in metropolitan Tel Aviv, Israel, and we have additional sales offices in France, Germany, Holland, the United Kingdom, Australia, China, and Malaysia.

Direct Sales. A sales team is comprised of a sales manager, in-house account manager and systems engineer. The sales team for each customer is responsible for qualifying leads, understanding the customer's problem, providing the appropriate product information, and building and maintaining relationships with personnel who have purchasing responsibility in the customer's organization. Strategically, we use our direct sales force to generate repeat sales from our installed customer base, negotiate license terms, sell products and professional services engagements, and introduce and gain immediate feedback on our new products. Our sales cycle varies substantially from customer to customer. When a prospect or an existing customer evaluates one or more of our application performance products for multiple departments or servers, the sales cycle may range from one to four months.

Indirect Sales. Our Premier Partner Program is designed to attract vendors that can establish new channels for our products in North and South America. These vendors include application software vendors, system integrators, and value-added resellers who market our products in Argentina, Brazil, Chile, Costa Rica, Mexico, Peru, the United States, Venezuela, and the West Indies. The valued-added products and services of these vendors combine with our products serve to deliver a more complete solution to our customers. Outside of North and South America, we sell our products through vendors that report to our metropolitan Tel Aviv office. These vendors market our products in the Czech Republic, Denmark, Finland, Hungary, Iceland, India, Israel, Italy, Japan, Korea, Norway, Poland, Singapore, South Africa, Sweden, Switzerland, and Taiwan.

Marketing Activities. We undertake various marketing activities to generate leads for our sales efforts and to enhance market awareness of our software and services. Our marketing activities include company-sponsored seminars, and print and electronic advertisements. We also seek to increase market awareness of our software and services by working with industry analysts, user groups, and the trade press to communicate our successful product implementations. We also engage in targeted marketing through direct-mail and eblasts, and participation in trade shows and speaking engagements. Our software trial program, which generally runs for a seven day period and covers most of our products, allows us to demonstrate our technology to potential customers.

Strategic Relationships

EMC Corporation. EMC Corporation began selling our products in the fourth quarter of 1999. EMC markets an exclusive bundled version of Precise/Indepth for Oracle, Precise/Indepth for DB2 UDB and Precise/Presto for EMC software, called Database (DB) Tuner, to its customers for use solely with EMC's storage products, as well as providing EMC and EMC end customers with professional services. Under the terms of our agreement with EMC, they pay us a fee on the sales of these products to end users subject to the protection of a minimum price per product. The term of our agreement is five years and can be extended for one-year periods but may be earlier terminated in the event of a breach by either party. Our relationship with EMC affords us opportunities to sell our products into the EMC operating environment. Revenue from EMC in 2001 represented more than 10% of our total revenues.

Amdocs. We currently have a strategic relationship with Amdocs, a provider of information systems solutions to telecommunications companies, to sell Precise i^3 along with the Amdocs product offering. Under the terms of our agreement, Amdocs pays us license and maintenance fees on the sale of these products to end customers. This agreement expired in June 2001, but was automatically renewed for an additional one-year term and will be renewed for successive one-year terms unless either Precise or Amdocs notifies the other 30 days in advance of its desire to terminate the agreement. Revenue from Amdocs in 2001 represented more than 10% of our total revenues.

Other. We also have strategic original equipment manufacturer or "OEM" relationships with Microsoft Corporation and Powerquest to sell bundled versions of our products and have strategic reselling relationships with Hewlett-Packard Company and SAP America.

Professional Services

We also provide professional services that deliver the technological expertise our customers need to optimize the performance of their IT infrastructures. Our complete suite of professional services offerings includes remote management, performance audit and accelerator engagements, implementation services, and training.

Customer Support

Our customer support group provides both pre- and post-sales technical support to our customers and prospects. Our base level of e-mail, Web, fax, and telephone-based support, which we provide during conventional business hours, includes assistance with installation, configuration and initial product setup, ongoing product support, and software maintenance and upgrade releases. For additional fees, we provide support 24 hours per day, seven days per week, throughout the year.

We provide customer support for North and South America through our offices in Westwood, Massachusetts and Reston, Virginia. We also provide local support in the United Kingdom, Holland, Germany, and France. We provide customer support in the rest of the world through our office in Israel and our network of international resellers. Our support agreements are generally 12 months in duration and are renewable at the customer's option.

Research and Development

Our research and development organization, based in metropolitan Tel Aviv, Israel, Reston, Virginia, and Denver, Colorado, is responsible for developing new software products, enhancing core technologies, conducting product testing and quality assurance, and ensuring the compatibility of our products with hardware and software platforms. Our research and development staff is focused on delivering products that will support our product development strategy. The engineers are market oriented and maintain a close relationship with our sales personnel as well as our customers to better understand their needs.

Competition

The market for infrastructure performance management software is rapidly evolving and intensely competitive. This market is characterized by rapid technological change, evolving industry standards and changing customer requirements. We expect competition to increase in the future. Our primary competitors are BMC Software, Quest Software, Mercury Interactive, Oracle, and Wily Technology.

Many of our competitors and potential competitors have greater name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, because there are relatively low barriers to entry in the software market, we may encounter additional competition as other established and emerging companies enter our field and introduce new products and technologies.

In addition to the competition that we may face because of the internal development efforts of our competitors, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, in turn increasing their ability to address the needs of our current or prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain market share.

Many of our existing and potential customers evaluate on an on-going basis whether to develop their own application performance management software or purchase it from outside suppliers. As a result, we must, on an on-going basis, educate existing and potential customers on the advantages of our software over internally developed application performance software as well as our competitors' products.

Our existing and potential customers have a pre-set budget for which we compete along with our competitors. We currently compete primarily on the basis of the following factors: breadth of functionality; product effectiveness; scalability; ease of installation and use; and price.

We believe that we currently compete favorably with respect to each of these factors. However, the Application Performance Management market is still rapidly evolving, and we may not be able to compete successfully against present or future competitors, which could harm our operating results.

Proprietary Rights and Licensing

Our success and ability to compete are dependent on our ability to develop, maintain and protect the proprietary aspects of our technology. We rely on a combination of trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright law. We license our software to end-users under signed license agreements and under electronic (shrink-wrap) agreements that restrict the customer's use to its own operations and prohibit disclosure to third parties. The enforceability of shrink-wrap licenses is unproven in certain jurisdictions. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality and assignment of invention agreements with us and by restricting access to our source code.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or products or to obtain and use information that we regard as proprietary. In addition, we sell our products throughout the world. The laws of many countries do not protect our proprietary rights to the same extent as the laws of Israel or the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any resulting litigation, even if we ultimately prevail, could result in substantial costs and diversion of resources and could adversely affect our business and operating results.

A portion of the funding used to develop Precise/Indepth for Oracle software came from grants made by the Office of Chief Scientist of the Israel Ministry of Industry and Commerce. As a result, this software may not be manufactured, nor may the technology embodied in this software, be transferred outside of Israel without appropriate governmental approvals. We currently manufacture Precise/Indepth for Oracle in Israel. These restrictions do not apply to the sale or export from Israel of Precise/Indepth for Oracle. Under the terms of the grants, we owe royalties to the Israeli government on sales of Precise/Indepth for Oracle until we have repaid an amount equal to 100% to 150% of the amount of the grants we received. These restrictions continue to apply to us even after we have paid the full amount of royalties. If the Office of Chief Scientist consents to the manufacturing of Precise/Indepth for Oracle outside Israel, the regulations prescribe the payment of increased royalties, ranging from 120% to 300% of the amount of the grant, depending on the percentage of foreign manufacture. As of December 31, 2001, we had no outstanding contingent liability with respect to these royalties.

Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology on acceptable terms, our business and operating results would be significantly harmed.

We integrate various third party software products as components of our software under the terms of licensing agreements that permit us to do so. To date, the integrated software components have not been related to the core elements of our software products. The terms of the license agreements are generally renewable or we believe we could license or develop alternative components at a reasonable cost if the need arose.

Precise/Insight ™, Precise/Savvy ™, Precise/Indepth ™, Precise/Crosspoint ™, Precise/Interpoint ®, Precise/Savant ™, Precise/Inform ™, Precise/Foresight ™ , Precise/Pulse! ™, SmarTune ™, Precise/i^3 ™ , Precise/Storage Central ™, Precise/Sitestor ™ and the Precise Software Solutions logo are trademarks or service marks of Precise Software Solutions Ltd. or our subsidiaries. This Annual Report on Form 10-K also contains trademarks, trade names and service marks of other companies that are the property of their respective owners.

Employees

At December 31, 2001, we had a total of 389 employees. None of our employees is subject to a collective bargaining agreement and we believe that our relations with our employees are good.

Certain provisions of the collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel) apply to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, these provisions provide that the wages of most of our employees are automatically adjusted based on changes in the Israeli Consumer Price Index. The amount and frequency of these adjustments are modified from time to time.

Israeli law generally requires the payment of severance pay by employers upon the termination without due cause or death of an employee. Precise currently funds its ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

Financial Information about Geographic Areas

For further information concerning the geographic distribution of our revenues and assets, please refer to Note 12 to the consolidated financial statements included in Part II of this Annual Report on Form 10-K.

Executive Officers of the Registrant

Shimon Alon has served as our Chief Executive Officer since September 1997 and as one of our directors since December 1998. From September 1997 until December 2000, he also served as President. Mr. Alon served at Scitex Corporation, a supplier of digital imaging solutions for graphic communication image processing equipment, and its affiliates in varying executive management, sales, marketing, and customer support capacities from October 1982 to September 1996. From November 1995 to September 1996, Mr. Alon was Scitex Corporation's Senior Executive Vice President of the Graphic Art Division. From May 1995 to September 1996, Mr. Alon was Scitex America Corporation's President and Chief Executive Officer. From January 1993 to May 1995, Mr. Alon served Scitex Europe Ltd. as Managing Director. Mr. Alon serves as a director of ORBIT/FR, Inc.

Itzhak "Aki" Ratner has served as our President since December 2000. Prior to that, he served as General Manager of our Israeli office from May 1997 to December 2000 and served as our Vice President of Research and Development from May 1997 to September 2000. Before joining Precise, Mr. Ratner served in the Israeli Air Force from August 1981 to June 1996 in various software development management positions. From February 1993 to June 1996, Mr. Ratner served in the Israeli Air Force as a lieutenant colonel in charge of client/server project development.

J. Benjamin H. Nye has served as our Vice President of Finance and Chief Financial Officer since February 2000. Prior to joining Precise, Mr. Nye was a principal of Allied Capital Corporation, a publicly-traded investment fund, where he structured and oversaw private debt and equity investments in a portfolio of operating companies. From February 1993 to June 1997, Mr. Nye was a senior advisor to U.S. Treasury Secretaries Lloyd Bentsen and Robert Rubin in the U.S. Department of the Treasury.

Joseph R. McCurdy has served as our Executive Vice President of Business Operations since January 2001. He is responsible for managing our distribution channels – both direct sales and alliance partnerships. Prior to joining Precise, from October 1999 to April 2000, Mr. McCurdy served as the President and Chief Executive Officer of Tempest Software, Inc. From September 1991 to June 1999, Mr. McCurdy served as Vice President at Boole &

Babbage (acquired by BMC Software) where he was responsible for sales and field support in the northeast, southeast and the federal government. Concurrently, Mr. McCurdy served as the Site Manager for the Storage Division with responsibility for development, marketing, administration and sales. Mr. McCurdy has also held senior sales positions at XA Systems Corp, Shared Medical Systems, and IBM.

Andrew D. Bird has served as our Executive Vice President of Marketing since April 2001. He is responsible for the strategic direction and positioning of Precise, including corporate strategy and global marketing. Prior to joining Precise, Mr. Bird served as European Business Unit Director for BMC Software where he was responsible for the market development of BMC's Systems Management products across Europe, the Middle East and Africa. From 1996 to 1998 Mr. Bird served as Vice President of Marketing for BGS Systems, which was acquired by BMC Software, where he was responsible for global marketing and market development. From 1990 to 1996, Mr. Bird served as Managing Director of BGS System's United Kingdom operation where he was responsible for marketing, administration and sales for the United Kingdom and major European countries. Mr. Bird has also held senior sales positions at Cullinet, CCS and Cincom Systems.

Other Key Employees

Rami Schwartz has served as our Vice President of Research and Development since September 2000 and as General Manager of our Israeli office since July 2001. From October 1999 to September 2000, Mr. Schwartz was the Vice President of Development of Amdocs. From June 1985 to June 1999, Mr. Schwartz served with the Israeli Air Force Software Development Division most recently as its Division Commander.

Chuck DeLouis has served as our Vice President of Professional Services since May 2000. Prior to joining Precise, Mr. DeLouis served as the Director of Technology at Creative Data, a data warehouse consulting company specializing in large-scale e-commerce and web enabled data warehousing implementations. In 1998, Mr. DeLouis served as Director of MIS at Mango Software, a leading developer of software-based web caching solutions. From 1992 to 1997, Mr. DeLouis held a variety of positions at Sybase including Technical Support Manager and Senior IT Manager responsible for the integration of PowerSoft and Sybase.

Daniel Germain has served as the Vice President and Director of Customer Service of our U.S. subsidiary since November 1995. From September 1994 to November 1995, Mr. Germain served Open Data Inc., a data access software company, as Product Manager and Senior Systems Engineer. From August 1991 to September 1994, Mr. Germain served as Senior Systems Engineer for Information Builders, Inc., an information systems software developer.

Michael Killoran has served as the Vice President of North American Sales of our U.S. subsidiary since October 1999. From June 1996 to October 1999, Mr. Killoran served our U.S. subsidiary in various regional sales capacities. From October 1992 to June 1996, Mr. Killoran was a Regional Sales Manager with BMC Software (formerly Boole & Babbage Company), a developer of systems management software.

Haim Kopans has served as our Vice President of Product Management since March 1997 and is one of our founders. From August 1990 to March 1997, Mr. Kopans served as our Development Manager. Mr. Kopans was a database consultant and Product Division Manager with SCP Systems, a software distributor and provider of consulting services, from February 1989 to August 1990 and a DB2 systems analyst for the Israeli Defense Forces prior to that. Mr. Kopans is a Certified Systems Analyst.

Item 2. ***Properties***

Our U.S. headquarters, located in Westwood, Massachusetts, are under a lease, which expires in July 2004. Our offices located in Reston, Virginia are under a lease, which expires in July 2009. Our international offices, located in metropolitan Tel Aviv, Israel are under a lease, which expires in December 2004. In addition, we have also entered into leasing arrangements for space in Australia, France, Germany, Holland, Malaysia, Canada and the United Kingdom. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

Item 3. *Legal Proceedings*

We are not a party to any material pending legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders during the fourth quarter of the fiscal year ended December 31, 2001.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Precise commenced its initial public offering of ordinary shares on June 29, 2000 at a price to the public of $16.00 per share. As of March 22, 2002, there were approximately 97 holders of record of Precise's ordinary shares. Precise's ordinary shares are listed and traded on the Nasdaq National Market under the symbol "PRSE."

The following table sets forth, for the periods indicated, the range of high and low sales prices for Precise's ordinary shares since its initial public offering, all as reported by the Nasdaq National Market.

2000	High	Low
Second Quarter	$ 28.69	$ 18.75
Third Quarter	$ 44.38	$ 18.44
Fourth Quarter	$ 42.38	$ 19.81
2001	**High**	**Low**
First Quarter	$ 31.63	$ 12.88
Second Quarter	$ 30.70	$ 11.13
Third Quarter	$ 30.10	$ 9.55
Fourth Quarter	$ 23.88	$ 9.92

Precise has not paid any cash dividends on its ordinary shares and currently intends to retain any future earnings for use in its business. Precise does not anticipate that any cash dividends will be declared or paid on the ordinary shares in the foreseeable future.

Recent Sales of Unregistered Securities

During the fiscal year ended December 31, 2001, Precise issued the following securities that were not registered under the Securities Act of 1933, as amended:

> In September 2001, Precise acquired W. Quinn Associates, Inc. In connection with this acquisition, and pursuant to the terms of the Agreement and Plan of Merger dated September 4, 2001, Precise issued an aggregate of 774,413 ordinary shares to the shareholders of W. Quinn as partial consideration for all of the outstanding capital stock of W. Quinn. These shares were registered for resale in February 2002.

No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations thereunder or were issued outside of the United States in transactions not subject to the United States federal securities laws. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 6. *Selected Consolidated Financial Data*

You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K.

The selected consolidated statement of operations data set forth below for the years ended December 31, 1999, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements that are included elsewhere in this Report. The selected consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from audited consolidated financial statements that are not included in this Report. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

	Year Ended December 31,				
	1997	1998	1999	2000	2001
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Software licenses	$ 2,382	$ 5,331	$ 9,770	$ 22,968	$ 43,903
Services	406	858	1,844	4,580	11,694
Total revenues	2,788	6,189	11,614	27,548	55,597
Cost of revenues:					
Software licenses	349	522	741	742	362
Services, net	86	198	906	1,693	3,143
Total cost of revenues	435	720	1,647	2,435	3,505
Gross profit	2,353	5,469	9,967	25,113	52,092
Operating expenses:					
Research and development, net	1,737	2,214	2,891	4,987	10,924
Sales and marketing, net	3,278	5,739	7,913	20,749	34,675
General and administrative, net	1,341	1,272	1,598	3,923	7,046
Amortization of deferred stock compensation, goodwill and intangible assets	—	300	234	6,250	4,970
In-process research and development write-off	—	—	—	2,200	86
Total operating expenses	6,356	9,525	12,636	38,109	57,701
Operating loss	(4,003)	(4,056)	(2,669)	(12,996)	(5,609)
Financial income (expense) and other, net	(202)	34	71	3,091	6,565
Income (loss) from continuing operations	(4,205)	(4,022)	(2,598)	(9,905)	956
Income tax provision	-	—	—	—	33
Income (loss) from discontinued operations, net of tax	(192)	—	—	—	—
Gain from disposal of business segment	182	—	—	—	—
Net Income (loss)	$ (4,215)	$ (4,022)	$ (2,598)	$ (9,905)	$ 923
Net earnings (loss) per share:					
Continuing operations	$ (2.35)	$ (1.31)	$ (0.79)	$ (0.77)	$ 0.03
Discontinued operations	(0.01)	—	—	—	—
Basic and diluted net earnings (loss) per share	$ (2.36)	$ (1.31)	$ (0.79)	$ (0.77)	$ 0.03
Weighted average number of shares used in computing basic net earnings (loss) per share	1,785	3,077	3,299	12,901	26,745
Weighted average number of shares used in computing diluted net earnings (loss) per share	1,785	3,077	3,299	12,901	29,971

	December 31,				
	1997	1998	1999	2000	2001
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 301	$ 844	$ 6,693	$ 82,218	$ 35,144
Working capital (deficit)	(3,656)	242	7,709	120,147	74,005
Total assets	2,673	4,333	12,986	178,681	203,183
Shareholders' equity (deficiency)	(3,079)	742	8,293	166,876	185,659

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion contains forward-looking statements, which involve risks and uncertainties. Precise makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements should be considered in light of the factors described below in this Item 7 under "Factors That May Affect Future Results." Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. In this Item 7, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions, or circumstances) identify forward-looking statements. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the accompanying consolidated financial statements and related notes included elsewhere in this Form 10-K.

Overview

Precise is a provider of software that assists organizations in monitoring and optimizing the performance of their complex Information Technology infrastructure. We were incorporated in November 1990. Initially, we focused on developing and marketing performance management software for mainframe computer systems. In 1995, we shifted our focus to Application Performance Management software for Oracle database environments. In 1996, we released the initial version of our Precise/SQL software, now called Precise Indepth for Oracle, for database monitoring. Since 1998, we have released or acquired new products and continually updated our product suite making the following products generally available:

Release	Product
1998	Precise/Pulse!, Precise/Presto for EMC, Precise/Interpoint
2000	Precise/Insight, Precise/Savant
2001	Precise/Foresight, Precise/Indepth for J2EE, Precise/Savvy for Oracle, Web, J2EE, SAP R/3, BEA Tuxedo, and Siebel, Precise/Indepth for DB2 UDB, Precise/Crosspoint, Precise/Storage Central SRM, Precise i3 Suite

In September 2001, we completed the acquisition of all of the capital stock of W. Quinn Associates, Inc. ("W. Quinn") for approximately $34.1 million in a combination of cash and ordinary shares. We issued 774,413 ordinary shares and paid $20.1 million in cash for the acquisition, which included $1.5 million in transaction costs. In addition, W. Quinn shareholders received the right to receive additional ordinary shares in an amount up to $17.5 million, based on achievement of certain post-acquisition revenue and performance targets relating to the one year period subsequent to closing. The business combination has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the fair value of the tangible assets acquired and the liabilities assumed. Of the total purchase price, which included direct acquisition costs, $25.5 million was allocated to goodwill, representing the excess of the aggregate purchase price over the fair value of net assets assumed, $2.1 million was allocated to acquired technology, $2.2 million was allocated to acquired patents, $2.3 million was allocated to trademarks and customer relationships, and a one-time charge of approximately $86,000 was charged on our statement of operations for acquired in-process research and development in September 2001.

In December 2000, we completed the acquisition of all of the capital stock of Savant Corporation for $16.7 million in a combination of cash and ordinary shares. The total purchase price consisted of $13.9 million payable in 512,445 ordinary shares and $2.8 million in cash. The business combination has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the fair value of the tangible assets acquired and the liabilities assumed. Of the total purchase price which included direct acquisition costs, $9.0 million was allocated to goodwill, representing the excess of the aggregate purchase price over the fair value of net liabilities acquired, $3.2 million was allocated to acquired technology, $1.8 million was allocated to customer relationships, $1.1 million was allocated to acquired assembled work force, and a one-time charge of approximately $2.2 million on our statement of operations for acquired in-process research and development was taken in December 2000. In 2001, upon the completion of the allocation of the purchase price and the resolution of certain contingencies, the goodwill and purchase price were reduced by $1.4 million.

In February 2000, we completed the acquisition of all of the capital stock of Knight Fisk Software Ltd., or Knight Fisk, our U.K. based distributor, for cash and options to purchase our ordinary shares. The business combination has been accounted for using the purchase method and, accordingly, the purchase price has been allocated to the fair value of the tangible assets acquired and the liabilities assumed. Of the total purchase price, approximately $0.7 million was allocated to goodwill, representing the excess of the aggregate purchase price over the fair value of the net liabilities assumed. Prior to the Knight Fisk acquisition, we sold our products to Knight Fisk at discounts of up to 45% off our list price and we recognized revenues based on our sales to Knight Fisk at these discounted prices. Knight Fisk, in turn, would resell these products to third party end users and recognize revenues based on these sales. Since Knight Fisk is now our U.K. subsidiary, we recognize revenues on Knight Fisk sales to third party end users based on the actual price of the products sold by Knight Fisk, as required by principles of consolidation, rather than based on our sales to Knight Fisk at a discounted price. As a result, our total revenues from the U.K. have increased. Our operating expenses in the U.K. have increased due to the Knight Fisk acquisition.

Our consolidated financial statements, which are included elsewhere in this report, are prepared in accordance with U.S. generally accepted accounting principles. The functional currency of our operations is the U.S. dollar, which is the primary currency in the economic environment in which we conduct the majority of our business. We have operations in the U.S., the U.K., Israel, Holland, Australia, Germany, France, China and Malaysia where business is usually conducted using the local currencies. We do not engage in any currency or exchange rate hedging activities to mitigate our exposure to these fluctuations. We may, however, engage in these types of transactions in the future.

Results of Operations

The following table presents certain consolidated statement of operations data as a percentage of total revenues for the periods indicated:

	Years Ended December 31,		
Percent of Total Revenues:	1999	2000	2001
Revenues:			
Software licenses	84%	83%	79%
Services	16	17	21
Total revenues	100	100	100
Cost of revenues:			
Software licenses	6	3	1
Services, net	8	6	5
Total cost of revenues	14	9	6
Gross profit	86	91	94
Operating expenses:			
Research and development, net	25	18	20
Sales and marketing, net	68	75	62
General and administrative, net	14	14	13
Amortization of deferred stock compensation	2	22	3
Amortization of goodwill and intangible assets	-	1	6
In-process research and development write-off	-	8	-
Total operating expenses	109	138	104
Operating loss	(23)	(47)	(10)
Financial income and other, net	1	11	12
Income (loss) before income tax provision	(22)	(36)	2
Income tax provision	-	-	-
Net income (loss)	(22)%	(36)%	2%

Years Ended December 31, 1999, 2000, and 2001

Revenues

We derive our revenues from the sale of software licenses and from services consisting primarily of maintenance fees, and, to a lesser extent, professional services. Total revenues were $11.6 million, $27.5 million, and $55.6 million in 1999, 2000, and 2001, respectively, representing an increase of $15.9 million, or 137%, from 1999 to 2000, and an increase of $28.1 million, or 102%, from 2000 to 2001. One customer accounted for 15% and 13% of total revenues for the years ended December 31, 1999 and 2001, respectively. In addition, one customer accounted for 23% and 18% of total revenues for the years ended December 31, 2000 and 2001, respectively.

Revenues from sales of software licenses were $9.8 million, $23.0 million, and $43.9 million in 1999, 2000, and 2001, respectively, representing an increase of $13.2 million, or 135%, from 1999 to 2000, and an increase of $20.9 million, or 91%, from 2000 to 2001. The increase in software license revenue from 1999 to 2000 is due to the increased volume of license sales, which is attributable to continued expansion of the direct sales force and indirect sales channels, and the strength of our OEM relationships. The increase in software license revenue from 2000 to 2001 is due to increased volume of license sales due to the expansion of the direct and indirect sales channels, the continued strength of our OEM relationships, and the acquisition and introduction of new products to the market.

Revenues from services were $1.8 million, $4.6 million, and $11.7 million in 1999, 2000, and 2001 respectively, representing an increase of $2.8 million, or 156%, from 1999 to 2000, and an increase of $7.1 million, or 155%, from 2000 to 2001. The increase in service revenue from 1999 to 2000 and from 2000 to 2001 is attributable to additional maintenance agreements from new sales of software licenses, renewals of annual maintenance agreements with existing customers and additional professional services revenue.

Cost of revenues

Cost of revenues consists of costs associated with generating software license and service revenues. Cost of revenues were $1.6 million, $2.4 million, and $3.5 million in 1999, 2000, and 2001, respectively, representing an increase of $0.8 million, or 50%, from 1999 to 2000, and an increase of $1.1 million, or 44%, from 2000 to 2001. Cost of revenues as a percentage of total revenues were 14%, 9%, and 6% in 1999, 2000, and 2001, respectively.

Cost of software license revenues consists primarily of royalties to the government of Israel as consideration for royalty-bearing marketing and research and development grants received in previous years and, to a lesser extent, production costs. Cost of software license revenues were $0.7 million, $0.7 million, and $362,000 in 1999, 2000, and 2001, respectively, whereby the cost of software licenses remained constant from 1999 to 2000 and decreased $380,000 or 51% from 2000 to 2001. The decrease in cost of software licenses from 2000 to 2001 is due to a decrease in the royalty expense owed to the Chief Scientist of the Ministry of Industry and Trade. This royalty has been fully accrued at December 31, 2001. Cost of software license revenues as a percentage of total software license revenues were 8%, 3%, and 1% in 1999, 2000, and 2001, respectively.

Cost of service revenues consists primarily of costs related to personnel providing customer support and professional services. Cost of service revenues were $0.9 million, $1.7 million, and $3.1 million in 1999, 2000, and 2001, respectively, representing an increase of $0.8 million, or 89%, from 1999 to 2000, and an increase of $1.4 million, or 86%, from 2000 to 2001. The increase from 1999 to 2000 and from 2000 to 2001 is due to the continued increase in the number of customer support personnel hired to service our growing customer base and to the hiring of additional personnel to provide professional services. Cost of service revenues as a percentage of service revenues were 49%, 37%, and 27% in 1999, 2000, and 2001, respectively.

Research and development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, sub-contracting fees, facilities and computer equipment used in our product and technology development. Research and development expenses were $2.9 million, $5.0 million, and $10.9 million in 1999, 2000, and 2001, respectively, representing an increase of $2.1 million, or 72%, from 1999 to 2000, and an increase of $5.9 million, or 119%, from 2000 to 2001. The increase from 1999 to 2000 was attributable to the cost associated with the development of new products to enhance our software suite, including Precise/Insight and Precise/Foresight, which were introduced to the market in 2000 and early 2001, respectively. The increase was primarily related to headcount related costs due to the increase in the number of software developers and quality assurance personnel. The increase from 2000 to 2001 was attributable to the cost associated with the development of new products to enhance our software suite. In addition, we expanded our development team in 2001, which resulted in an increase in headcount costs.

Sales and marketing

Sales and marketing expenses consist primarily of salaries and other personnel-related expenses, commission and other costs associated with our sales and marketing efforts. Sales and marketing expenses were $7.9 million, $20.7 million, and $34.7 million in 1999, 2000, and 2001, respectively, representing an increase of $12.8 million, or 162%, from 1999 to 2000, and an increase of $14.0 million, or 67%, from 2000 to 2001. The increase from 1999 to 2000 and from 2000 to 2001 is primarily due to an increase in payroll and headcount related expenses related to the increase in the number of people comprising our direct sales force, an increase in commission expenses attributable to the increase in software license revenues, and an increase in marketing communications such as trade shows, seminars, and promotional activities.

General and administrative

General and administrative expenses consist primarily of salaries and other personnel-related expenses from our administrative and finance personnel, facilities, computer equipment and professional services fees. General and administrative expenses were $1.6 million, $3.9 million, and $7.0 million in 1999, 2000, and 2001, respectively, representing an increase of $2.3 million, or 144%, from 1999 to 2000, and an increase of $3.1 million, or 80%, from 2000 to 2001. The increase from 1999 to 2000 and from 2000 to 2001is primarily attributable to an increase in payroll and headcount related expenses.

Amortization of deferred stock compensation

Amortization of deferred stock compensation was $0.2 million, $6.2 million, and $1.9 million in 1999, 2000, and 2001, respectively, representing an increase of $6.0 million from 1999 to 2000, and a decrease of $4.2 million from 2000 to 2001. The increase from 1999 to 2000 is attributable to an increase of $6.0 million in compensation costs. The decrease from 2000 to 2001 is attributable to deferred stock compensation being fully amortized and options reaching the end of the vesting period throughout 2001.

Amortization of goodwill and intangible assets

Amortization of goodwill and intangible assets was $0, $99,000, and $3.0 million in 1999, 2000, and 2001, respectively, representing an increase of $99,000 from 1999 to 2000, and an increase of $2.9 million from 2000 to 2001. The increase from 1999 to 2000 is primarily attributable to one month of amortization of goodwill relating to the acquisition of Savant Corporation. The increase from 2000 to 2001 is attributable to amortization of goodwill and intangible assets relating to the purchase of Savant Corporation and W. Quinn Associates, Inc. in December of 2000 and September of 2001, respectively.

In-process research and development write-off

In-process research and development write-offs were $0, $2.2 million, and $86,000 in 1999, 2000, and 2001, respectively, representing an increase of $2.2 million from 1999 to 2000, and a decrease of $2.1 million from 2000 to 2001. The in-process research and development write-off from 2000 was related to the one time write-off of software from the Savant acquisition for which technological feasibility had not yet been established and for which no alternative future use existed for the software. The in-process research and development write-off from 2001 was related to the one time write-off of software from the W. Quinn acquisition for which technological feasibility had not yet been established and for which no alternative future use existed for the software.

Financial income and other, net

Financial income and other, net was $71,000, $3.1 million, and $6.6 million in 1999, 2000, and 2001, respectively, representing an increase of $3.0 million from 1999 to 2000, and an increase of $3.5 million, or 112%, from 2000 to 2001. The increase from 1999 to 2000 is attributable to interest earned on the investment of the initial public offering and secondary offering proceeds in marketable securities. The increase from 2000 to 2001 is attributable to additional interest earned on a full year of investment of both the initial public offering and the secondary offering, which occurred in June of 2000 and November of 2000, respectively.

Quarterly Results of Operations

The following table presents certain consolidated statement of operations data for each quarter of 2000 and 2001. We believe this information has been prepared on the same basis as our annual consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read together with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Three Months Ended							
	Mar 31, 2000	June 30, 2000	Sept 30, 2000	Dec 31, 2000	Mar 31, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001
Revenues:								
Software licenses	$ 3,588	$ 4,875	$ 6,412	$ 8,093	$ 9,446	$ 9,995	$ 11,300	$ 13,161
Services	954	870	1,227	1,529	2,064	2,712	3,028	3,891
Total revenues	4,542	5,745	7,639	9,622	11,510	12,707	14.328	17,052
Cost of revenues:								
Software licenses	116	181	187	258	70	42	69	181
Services, net	356	411	407	519	745	702	766	931
Total cost of revenues	472	592	594	777	815	744	835	1,112
Gross profit	4,070	5,153	7,045	8,845	10,695	11,963	13,493	15,940
Operating expenses:								
Research and development, net	1,019	1,032	1,386	1,550	2,236	2,688	2,850	3,149
Sales and marketing, net	3,754	4,555	5,478	6,962	7,633	8,121	8,688	10,233
General and administrative, net	609	758	1,273	1,283	1,552	1,586	1,887	2,020
Amortization of deferred stock compensation	780	2,938	1,235	1,198	713	469	404	345
Amortization of goodwill and intangible assets	-	-	-	99	638	654	747	1,001
In-process research and development write-off	-	-	-	2,200	-	-	86	-
Total operating expenses	6,162	9,283	9,372	13,292	12,772	13,518	14,662	16,748
Operating loss	(2,092)	(4,130)	(2,327)	(4,447)	(2,077)	(1,555)	(1,169)	(808)
Financial income (expenses) and other, net	37	99	1,236	1,719	2,106	1,765	1,621	1,073
Income (loss) before income tax provision	(2,055)	(4,031)	(1,091)	(2,728)	29	210	452	265
Income tax provision	-	-	-	-	-	-	-	33
Net income (loss)	$ (2,055)	$ (4,031)	$ (1,091)	$ (2,728)	$ 29	$ 210	$ 452	$ 232
Percent of Total Revenues:								
Revenues:								
Software licenses	79%	85%	84%	84%	82%	79%	79%	77%
Services	21	15	16	16	18	21	21	23
Total revenues	100	100	100	100	100	100	100	100
Cost of revenues:								
Software licenses	2	3	3	3	1	0	1	1
Services, net	8	7	5	5	6	6	5	6
Total cost of revenues	10	10	8	8	7	6	6	7
Gross margin	90	90	92	92	93	94	94	93
Operating expenses:								
Research and development, net	23	18	18	16	19	21	20	18
Sales and marketing, net	83	80	72	72	66	64	61	60
General and administrative, net	13	13	17	13	14	12	13	12
Amortization of deferred stock compensation	17	51	16	13	6	4	3	2
Amortization of goodwill and intangible assets	-	-	-	1	6	5	5	6
In-process research and development write-off	-	-	-	23	-	-	0	-
Total operating expenses	136	162	123	138	111	106	102	98
Operating loss	(46)	(72)	(31)	(46)	(18)	(12)	(8)	(5)
Financial income (expenses) and other, net	1	0	17	18	18	14	11	6
Income (loss) before income tax provision	(45)	(72)	(14)	(28)	0	2	3	1
Income tax provision	-	-	-	-	-	-	-	0
Net income (loss)	(45)%	(72)%	(14)%	(28)%	0%	2%	3%	1%

Liquidity and Capital Resources

Since our inception, we have funded operations primarily through the sales of our equity securities, including cash generated from our initial public offering, in June 2000, and our secondary public offering, in November 2000, which resulted in total net proceeds of approximately $147 million, the issuance of convertible notes to shareholders and, to a lesser extent, borrowings from financial institutions. As of December 31, 2001, our principal source of liquidity was $136 million of cash and cash equivalents and marketable securities. As of December 31, 2001, we had $134,000 of debt outstanding relating to obligations under capital leases and an obligation for severance pay to Israeli employees of $1.1 million that is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. As of December 31, 2001, our accumulated net deficit was $25.4 million.

Net cash provided by (used in) operating activities was ($2.6) million, ($0.7) million and $6.2 million in 1999, 2000, and 2001, respectively. Net cash used in operating activities in 1999 and 2000 was primarily the result of net losses, increases in other accounts receivable and prepaid expenses and increases in trade receivables, year-to-year. These cash outflows were offset by increases in accrued employee and payroll expenses, deferred revenue, and amortization of goodwill, stock compensation, and in-process research and development write-offs for 1999 and 2000. Net cash provided by operating activities for 2001 was primarily the result of net income, depreciation, amortization of goodwill, intangibles and stock compensation, decreases in other accounts receivable and prepaid expenses, and increases in accrued employee and payroll expenses and deferred revenues. These items were primarily offset by an increase in trade receivables for 2001.

Net cash used in investing activities was $1.4 million, $72.1 million, and $57.2 million in 1999, 2000, and 2001, respectively. Net cash used for investing activities in 1999 consisted of capital expenditures and purchases of short-term deposits. Investing activities in 2000 consisted of $70.8 million in purchases of short-term and long-term marketable securities, $2.1 million related to capital expenditures, and $3.3 million in payments relating to the acquisitions of Savant Corporation and Knight Fisk Software. In 2000 the net cash used was offset by $4.9 million in proceeds received from the sale and redemption of short-term deposits and marketable securities. Investing activities in 2001 consisted of $89.4 million in purchases of short-term and long-term marketable securities, $3.3 million related to capital expenditures, and $20.6 million in payments relating to the acquisition of W. Quinn. The use of cash relating to capital expenditures and acquisition activity was offset by $57.5 million in proceeds received from the sale and redemption of short-term deposits and marketable securities. The majority of our capital investments were for computers, peripheral equipment and software.

Net cash provided by financing activities was $9.8 million, $148.3 million, and $4.0 million in 1999, 2000, and 2001, respectively. The net cash provided by financing activities in 1999 was primarily from net proceeds from the sale of our preferred shares. Net cash provided in 2000 was primarily from the proceeds of our initial public offering in June 2000 and our secondary public offering in November 2000, offset slightly by the repayment of long-term debt. Net cash provided in 2001 was primarily from the issuance of shares from the employee stock purchase plan and the exercise of options.

We believe that our existing cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Thereafter, if we do not have available sufficient cash to finance our operations, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms, or at all.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants discuss their "critical accounting policies." A critical accounting policy is a policy that is both important to the portrayal of our financial condition and results and requires subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are discussed in Note 3 to our consolidated financial statements included in this Form 10-K, we believe the following accounting policies to be critical:

Revenue recognition. We derive our revenues from the sale of software licenses and from services. Our products are sold worldwide through a combination of our direct sales force and indirect sales channels, including original equipment manufacturers, or OEMs, and resellers. Our services revenues consist primarily of fees derived from annual maintenance and support agreements and consulting and training, none of which are considered essential to the functionality of the software license.

The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101 (SAB 101), which summarizes the views of the staff of the U.S. Securities and Exchange Commission in applying generally accepted accounting principles to revenue recognition. Generally revenues from our OEMs are recognized when we receive reports of fees due upon the sublicensing of our products by the OEMs. Software license revenues on sales to resellers and end users are recognized when:

persuasive evidence of an agreement exists;

the product has been delivered;

all license payments are due within one year;

vendor-specific objective evidence exists;

the license fee is fixed or determinable; and

collection of the fee is probable.

Maintenance-related service revenues are recognized ratably over the term of the maintenance agreement, which is typically one year. Consulting and training revenues are recognized after the services are rendered.

Where software arrangements involve multiple elements, revenue is allocated to each element based on vendor specific objective evidence, or VSOE, of the relative fair values of each element in the arrangement in accordance with the "residual method" prescribed by SOP 98-9. Our VSOE used to allocate the sales price to training and maintenance is based on the price charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method of accounting any discount in the arrangement is allocated to the delivered elements. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any subsequent reporting period could be adversely affected.

Goodwill and other identifiable intangible assets. Goodwill associated with the excess of purchase price over the fair value of assets acquired and other intangible assets, such as trademarks and trade names, favorable leases, and covenants not to compete are currently amortized using the straight-line method over their estimated useful lives. These assets will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In June 2001, the FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of the non-amortization approach to account for purchased goodwill and certain intangible assets. We have adopted SFAS No. 142 for the W. Quinn Associates, Inc acquisition in September 2001, and have not amortized the associated goodwill for 2001. We plan to adopt these pronouncements related to acquisitions that occurred prior to June 2001 at such time as the amortization associated with purchased goodwill will cease.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marketable securities. We account for investments in debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We determine the proper classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluate such designations as of each balance sheet date. At December 31, 2001, most securities were designated as available-for-sale with a small portion classified as trading securities. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive income. Amortization of premium and accretion of discounts are included in financial income and other, net. Realized gains and losses on sales of all investments, as determined on a specific identification basis, are included in the consolidated statements of operations. Our trading securities are carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in financial income and other, net.

Factors That May Affect Future Results

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Precise's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth in the following risk factors and elsewhere in this Annual Report on Form 10-K. In addition to the other information included or incorporated by reference in this Annual Report on Form 10-K, the following risk factors should be considered carefully in evaluating Precise and its business.

Risks Related to Our Business

Because of the significant purchase price of our software products and the corresponding care that our potential customers exercise in making a purchase decision, we expect that our quarterly operating results will continue to fluctuate and this could cause the trading price of our shares to fluctuate or decline.

Like many software and technology related companies, our quarterly operating results have varied significantly in the past. Because of the significant purchase price of our software products, our customers exercise care in making a purchase decision. We believe that this caution, in combination with the other factors listed below, exposes us to larger variability in quarterly operating results relative to other software or technology companies. Since our operating results are likely to vary significantly in the future, we believe that period-to-period comparisons of our operating results are not meaningful and you should not rely upon our results in any one quarter as an indicator of our future performance. If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts or investors, the market price of our ordinary shares could fall substantially. Our operating results vary depending on a number of factors, many of which are outside our control, including:

- varying budgeting cycles and available funds of our customers and potential customers;
- the length and variability of our sales cycle;
- varying size, timing and contractual terms of enterprise-wide orders for our software;
- changes in demand for Oracle and other databases, with which our software operates, and related enterprise application software;
- acceptance of new products in the marketplace;
- seasonality in our revenues, which have been lower historically in the first and third quarters;
- changes in gross margins resulting from the mix of U.S. vs. international sales or license sales vs. services;
- software defects and other product quality problems that may not become known until customer trials or after installation;
- changes in gross margins depending on whether our software is sold directly or through indirect sales channels; and
- the revenue performance of third party sales channels.

In addition, a significant portion of our software license revenues in any quarter is often derived from orders booked and shipped in the last weeks or days of that quarter. A delay in an order, even from just one customer, could negatively impact our quarterly revenues and operating results.

A substantial portion of our expenses, including most software development and sales and marketing expenses, must be incurred in advance of generating revenues. In addition, our operating expenses are largely based on anticipated organizational growth and revenue trends and a high percentage of our expenses are, and will continue to be, fixed. As a result, if our projected revenues do not meet our expectations, for the reasons above or for any other reasons, then we will still incur these fixed expenses and are likely to experience an even larger shortfall in our quarterly operating results relative to expectations.

We have a history of losses, and we anticipate our expenses will increase in the foreseeable future as a result of planned expansion of our sales and marketing channels and research and development activities, which could delay us from attaining profitability.

We incurred net losses of approximately $2.6 million for the year ended December 31, 1999, $9.9 million for the year ended December 31, 2000 and had net income of $923,000 for the year ended December 31, 2001. As of December 31, 2001, we had an accumulated deficit of approximately $25.4 million. We cannot predict the extent of our future losses and when, or if, we may become profitable on a sustained basis. We anticipate that our expenses may increase substantially in the foreseeable future as we seek to expand our distribution channels, to increase our sales and marketing activities, and to continue to develop our technology and introduce new software. These efforts may prove more costly than we currently anticipate and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to increase our revenues at a greater rate than our expenses, we will not be able to maintain profitability.

Our inability to dedicate appropriate financial and managerial resources could impair our ability to grow our revenues at the same rate in the future as they have in the past and, for the same reason, they could decline.

Although our revenues have grown at substantial rates in recent years, we do not expect our revenues to grow as rapidly in the future, and our revenues could decline. Our total revenues have grown from $11.6 million for the year ended December 31, 1999, to $27.5 million for the year ended December 31, 2000 and to $55.6 million for the year ended December 31, 2001. As our business develops and the market for our software products matures, it is unlikely that our revenues will continue to grow at the same rapid pace. We may not be able to dedicate the significant managerial time and effort required to develop additional strategic relationships, and we may not be able to hire sufficient numbers of sales personnel to expand our sales channels and increase penetration of our existing markets. In addition, we may not have the financial liquidity required to develop and introduce, on a timely basis, new products that achieve broad market acceptance.

Our failure to dedicate appropriate resources to our business could strain our existing systems or management capabilities, limit our growth and harm our business and financial performance.

We currently have employees based in Israel, the United Kingdom, France, Holland, Germany, Australia, Canada, China, Malaysia and throughout the United States. We increased our employee base significantly during 2000 and 2001. In particular, we have increased, and expect to continue to increase, the size of our sales force through the integration of the operations of Knight Fisk Software Ltd., which we acquired in February 2000, Savant Corporation, which we acquired in December 2000, JC^2 Informatique, the workforce and assets of which we acquired in December 2000 and W. Quinn Associates, Inc., which we acquired in September 2001. Furthermore, we have recently established subsidiaries and joint ventures in Europe and expect to continue to establish additional distribution channels through third-party relationships. Our growth, coupled with rapid changes in our market, has placed, and is likely to continue to place, significant strains on our administrative, operational and financial resources and places significant demands on our internal systems, procedures and controls. In order to manage growth effectively, we must implement and improve our operational systems and controls. The failure to invest in and establish systems with sufficient capacity to handle expanded operations or failure to dedicate appropriate managerial resources could restrain our potential future growth and may harm the efficiency of our operations. If we fail to manage our growth effectively, the quality of our products and services and our operating results could be seriously harmed.

We will need to recruit and retain additional qualified personnel to successfully grow our business.

Our future success will depend in large part on our ability to attract and retain experienced sales, marketing, research and development, customer support and management personnel. If we do not attract and retain such personnel, we may not be able to expand our sales coverage or develop and introduce new or enhanced products on the scale and schedule that we intend. Competition for qualified personnel in the computer software industry is intense, especially for technical personnel. We have experienced difficulty in the past recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations and these plans will require us to hire experienced management, service, marketing, sales and customer support personnel abroad. We expect competition for qualified personnel to remain intense and we may not succeed in attracting or retaining these personnel. In addition, new employees generally require substantial training in the use of our products, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. Our costs of doing business would increase without the expected increase in revenues. Our inability to recruit, hire, train and retain qualified employees could cause our business to suffer.

Any acquisitions or attempted acquisitions will divert management attention and financial resources and may harm our results of operations and financial condition.

As part of our growth strategy, we intend to consider acquiring complementary technologies, products and businesses. Attempted acquisitions may divert management, operational and financial resources from the conduct of our core business. As a result, if we pursue this growth strategy, the efforts of management will be diverted from their other operational responsibilities, and we may not complete any attempted acquisition. If we use capital stock, our existing shareholders may experience dilution. If we use cash or debt financing, our financial liquidity will be reduced, the holders of our debt would have claims on our assets ahead of holders of our ordinary shares and our business operations may be restricted by the terms of any debt, including restrictions on our ability to pay dividends on our ordinary shares. In addition, an acquisition may involve nonrecurring charges or amortization of significant amounts of goodwill and other intangible assets, which would adversely affect our ability to achieve and maintain profitability.

Acquisitions may not produce the revenues, earnings or business synergies that we anticipated and may cause our revenues to decline.

The acquisition of Savant, W. Quinn and any other past or future acquisitions may not produce the revenues, earnings or business synergies that we anticipated, and acquired businesses or technologies may not perform as expected for a variety of reasons, including:

- difficulties in the integration of the operations, technologies, products and personnel of the acquired company;
- risks of entering markets in which we have no or limited prior experience;
- potential loss of key employees of the acquired entity; and
- expenses of any undisclosed or potential legal liabilities of the acquired company.

In addition, management's attention and resources may be diverted during any attempted integration. Any one or a combination of these factors may cause our revenues or earnings to decline.

We depend upon key personnel, the loss of whom would harm our operations.

Our success depends, to a significant extent, upon the continued performance and services of our executive officers and other key sales, marketing, engineering and support personnel. The loss of the services of any of our executive officers or key personnel, including Shimon Alon, our Chief Executive Officer, and Itzhak "Aki" Ratner, our President, would be disruptive to our operations. It would be difficult and time consuming to replace them. We do not maintain key person life insurance policies on any of our officers. Any of these individuals may voluntarily terminate his employment with Precise. Our inability to retain these employees could harm the growth and success of our business.

We compete with Oracle, a company with long-standing relationships with our customers; efforts by Oracle to improve their competitive position could reduce our revenues or gross margins

We face both current and potential competition from Oracle. Our Precise/Indepth for Oracle software presently competes with a product sold by Oracle in the market for Information Technology infrastructure performance management software. As part of its competitive strategy, Oracle could attempt to increase its presence in this market by focusing its efforts on selling its own performance management software to our present and potential customers.

In addition, Oracle could bundle its own performance management software, or performance management software offered by a third party, with its database software, which could discourage potential customers from purchasing our software. Even if the performance management software sold by Oracle or bundled with Oracle's database software was more limited in functionality than our software, a significant number of customers or potential customers might elect to accept more limited functionality instead of purchasing additional software from us. Although to date we have not experienced pressure to reduce prices or margins as a result of Oracle bundling performance management software with their database software, this bundling practice could lead to future price reductions for our software, reducing our gross margins. Oracle has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than we do. If any of those events occurred, our ability to compete effectively could be impaired, and we would lose market share.

Our relationship with Oracle is important to our software development efforts and any deterioration in this relationship could impair our ability to develop our software related to Oracle products.

We rely on our participation in Oracle's testing and feedback programs to develop our technology and enhance the features and functionality of our software on a timely basis to coincide with the release of new software or software enhancements from Oracle. Any deterioration of our relationship with Oracle could delay development or introduction of our new or enhanced software. This would adversely affect our competitive position. We do not have any agreements to ensure that our existing relationship with Oracle will continue. Traditionally, Oracle has not prohibited companies who develop software that supports Oracle products from participating in these programs. However, if Oracle were to prohibit us from participating in these programs in the future for competitive or other reasons, our inability to respond to any changes in Oracle products could result in shipment delays or lost revenues.

If the markets for Oracle databases and related applications software do not continue to expand, our ability to grow our business may be adversely affected.

To date, most of the Precise software has been designed to support Oracle-based IT infrastructures, although we have introduced new products and expect to continue to develop new products which are designed for databases marketed by other software providers, or are not dependent on databases. If the market for Oracle databases and related applications software declines or expands more slowly than we currently anticipate, our ability to grow our business, sell our software and achieve and maintain profitability may be impaired. Although the market for Oracle databases and related applications has grown rapidly, this growth may not continue at the same rate, or at all.

The Application Performance Management software market is expected to rapidly evolve, and if we are not able to accurately predict and respond to market developments or customer needs, our competitive position will be impaired.

The market for IT Application Performance Management software is relatively new and is expected to evolve rapidly. However, estimates of our market's expected growth are inherently uncertain and are subject to many risks and assumptions. Moreover, many of our customers operate in markets characterized by rapidly changing technologies and business plans. These customers look to our software products to monitor application performance in this environment. Rapid changes in the needs of these customers and changing technologies make it difficult for us to predict their demands. We are particularly susceptible to those changes since our software is used in a wide array of operating environments, which are constantly evolving. As a result, we may not be able to develop, on a timely basis or at all, software that meets our customers' needs or desires. In addition, various sectors of our market are served by competitors who may respond more effectively to market developments and customer needs. We cannot assure you that the market for our software will grow or that we will be able to respond to changes in the market, evolving customer needs or our competition. If the market for our software does not develop as we expect or if we fail to respond to market and competitive developments, our business prospects and competitive position will be impaired.

The failure of our new software to achieve market acceptance or delays in our current or future software development efforts could erode our competitive position.

The failure to successfully develop, enhance or modify our software, or the failure to do so on a timely basis, could limit our revenue growth and competitive position. We expanded our product line to allow the monitoring of an organization's application performance across the IT infrastructure and continue to develop new releases of our core products that incorporate additional features. We may need to rapidly develop and introduce additional software and enhancements to our existing software to satisfy our current customers and maintain our competitive position in the marketplace. We may also need to modify our software so that it can operate with new or enhanced software introduced by other software vendors. The failure to introduce new, enhanced or modified software on a timely basis could prevent our software from achieving market acceptance. We have in the past, and may in the future, experience delays in the timing of new software introductions. To support our software development, enhancement or modification, we may find it necessary to license or acquire new technologies, which may not be available to us on acceptable terms, if at all.

Our failure to establish and effectively manage indirect distribution channels could cause our revenues to decline.

Our ability to sell our software in new markets and to increase our share of existing markets will be impaired if we fail to expand significantly our indirect distribution channels. Our sales strategy involves the establishment of multiple distribution channels domestically and internationally through value-added resellers, systems integrators and original equipment manufacturers. We have entered into agreements with EMC, Amdocs, and several other companies to bundle a version of our software or to sell our software along with their product. Although these relationships have been successful to date, we cannot predict the extent to which these companies will continue to be successful in marketing or selling our software. These agreements could be terminated on short notice and they do not prevent any of these parties from selling the software of other companies, including our competitors. Our OEMs or resellers could give higher priority to other companies' software or to their own software than they give to ours.

Our inability to develop and expand our direct sales force would limit our revenue growth.

If we do not expand and retain our direct sales force, revenue growth could be seriously harmed. Competition for qualified sales personnel is intense and we may not be able to hire and retain as many qualified individuals as we may require in the future. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information. In addition, sale of our software requires sales personnel, experienced in our market, who target and gain access to the senior management of our prospective customers. Newly hired sales personnel require extensive training and may take six months or longer to achieve full productivity. This training period, along with the difficulty in attracting and retaining qualified individuals, makes it difficult to grow the size of our sales force rapidly and utilize them effectively.

A decline in the price of or demand for our Precise/Indepth for Oracle software, which accounts for a substantial portion of our total revenues, would cause a significant decline in our revenues.

Our success depends on continued market acceptance of our Precise/Indepth for Oracle software. Revenues from licensing Precise/Indepth for Oracle accounted for approximately 72% of our total revenues for the year ended December 31, 1999, 60% of our total revenues for the year ended December 31, 2000, and 43% of our total revenues for the year ended December 31, 2001. We expect software license revenues from Precise/Indepth for Oracle to continue to account for a substantial portion of our future revenues, although we expect this percentage to continue to decline. For instance, for the three months ended December 31, 2001, Precise/Indepth for Oracle accounted for approximately 32% of our total revenues. If Precise/Indepth for Oracle does not continue to achieve market acceptance, or if our competitors release new products that have more advanced features, offer better performance or are more price competitive than Precise/Indepth for Oracle, our revenues may not grow and may even decline.

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue growth could decline.

Our revenue growth could decline if our current customers do not purchase additional licenses from us. As we deploy new versions of our existing software or introduce new software, our current customers may not require the functionality of this new software and may not license it.

We also depend on our installed customer base for future service revenue from maintenance renewal fees. The terms of our standard license arrangements provide for a one-time license fee and a prepayment of one year of software maintenance. Our maintenance agreements are renewable annually at the option of our customers but there are no obligations to renew. If customers choose not to continue their maintenance service, our revenues may decline.

In addition, our strategic channel represents a large portion of our total revenues. These revenues are derived from EMC, Amdocs and, to a lesser extent, other strategic partners. If our sales from these customers were impaired, our revenue growth could decline.

Defects in our software would harm our business and divert resources.

Because our software is complex, it may contain errors that can be detected at any point in its life cycle. Any errors or defects in our software could result in:

- delayed or lost revenue;
- failure to attract new customers or achieve market acceptance;
- claims against us;
- diversion of development resources;
- increased service, warranty and insurance costs; and
- negative publicity resulting in damage to our reputation.

While we continually test our software for errors and work with customers to identify and correct them, errors in our software may be found in the future. Testing for errors is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use and because our software is becoming increasingly complex itself. The costs we may incur in addressing software errors could be substantial.

We may be subject to product liability claims that could result in significant costs to us.

Because our customers rely on our software to monitor and improve the performance of their critical software applications, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees' time and attention from the business, incurrence of substantial expenses and potential damage to our reputation might result. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Limitation of liability provisions like those in our license agreements, however, may not be effective under the laws of some jurisdictions. In addition, although we maintain general liability insurance, we cannot assure you that this coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim

Our failure to adequately protect our intellectual property could harm our competitive market position.

Our success and ability to compete are substantially dependent upon our internally developed technology, consisting primarily of computer programs and instructions stored on digital media that can be easily reproduced. If we are unable to protect that technology, our market position will be harmed. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Unauthorized third parties may attempt to copy or otherwise obtain and use the technology protected by those rights. Furthermore, policing unauthorized use of our software is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the U.S. If competitors or potential customers are able to use our technology, our ability to compete effectively would be harmed.

We have placed, and in the future may place, source code for our software in escrow. The source code may, under certain circumstances, be made available to certain of our customers. This may increase the likelihood of misappropriation or other misuse of our software.

Claims that our software infringes the proprietary rights of others could harm our business and cause us to incur significant costs.

Software products are increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. As a result, third parties may claim that our software infringes on their proprietary rights. The application of patent law to the software industry is particularly uncertain as the U.S. Patent and Trademark Office has only recently begun to issue software patents in large numbers. Any potential intellectual property claims against us, with or without merit, could:

- be expensive and time consuming to defend;
- cause us to cease making, licensing or using software that incorporates the challenged intellectual property;
- cause software shipment and installation delays;
- require us to redesign our software, if feasible;
- divert management's attention and resources; or
- require us to enter into royalty or licensing agreements in order to obtain the right to use a necessary product or component.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of software infringement against us and our failure or inability to license the infringed or similar technology could prevent us from distributing our software or cause us to incur great expense and delay in developing non-infringing software.

We rely on software licenses from third parties, the loss of which could increase our costs and delay software shipments.

We integrate various third-party software products as components of our software. Our business would be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our software to function with alternate third-party software or develop these components ourselves, which would result in increased costs and could result in delays in our software shipments. Furthermore, we might be forced to limit the features available in our current or future software offerings.

We are subject to risks of operating worldwide that could impair our ability to grow our revenues abroad.

We market and sell our software in North America, South America, Europe and Asia and we plan to establish additional facilities in these and other parts of the world. Therefore, we are subject to risks associated with having worldwide operations. Sales to customers located outside of North America accounted for approximately 30% of our total revenues in the year ended December 31, 1999, approximately 29% of our total revenues in the year ended December 31, 2000 and approximately 36% of our total revenues in the year ended December 31, 2001. In addition, our largest research and development facility is located in Israel. The expansion of our existing operations and entry into additional worldwide markets will require significant management attention and financial resources. We are also subject to a number of risks customary for worldwide operations, including:

- economic or political instability in worldwide markets;
- greater difficulty in accounts receivable collection and longer collection periods;
- unexpected changes in regulatory requirements;
- difficulties and costs of staffing and managing foreign operations;
- import and export controls;
- the uncertainty of protection for intellectual property rights in some countries;
- multiple and possibly overlapping tax structures; and

- foreign currency exchange rate fluctuations.

To date, a substantial portion of our sales have been denominated in U.S. dollars, and we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. In the future, if we do not engage in hedging transactions, our results of operations will be subject to losses from fluctuations in foreign currency exchange rates.

Our share price has been volatile and could drop unexpectedly.

The price at which our ordinary shares trade has been and is likely to continue to be volatile. The stock market from time to time experiences significant price and volume fluctuations that affect the market prices of securities, particularly securities of technology and computer software companies. As a result, investors may experience a significant decline in the market price of our ordinary shares, regardless of our operating performance. Price declines in our stock could result from many factors outside of our control, including:

- announcements by our competitors of financial results, acquisitions, new products or technological innovations;
- disputes concerning patents or other proprietary rights;
- conditions in Israel; and
- general market conditions.

In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type, regardless of its merit, is often extremely expensive and diverts management's attention and resources.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel may harm our results of operations.

Our largest research and development facility is located in Israel and a small portion of our sales is currently being made to customers in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors as well as many incidents of civil unrest. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Despite the efforts towards peace between Israel and its Arab neighbors and the Palestinians, there can be no assurance that ongoing or revived hostilities or other factors related to Israel will not harm our business. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to operate in Israel or sell our software in these countries and would harm our results of operations.

Our operations may be negatively affected by the obligations of our personnel to perform military service.

Many of our employees in Israel are obligated to perform military reserve duty. In addition, in the event of a war, military or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. Any such disruption in our operations could harm our operations.

Because most of our revenues are generated in non-Israeli currencies, but a portion of our expenses are incurred in New Israeli Shekels, inflation and currency fluctuations could seriously harm our results of operations.

We generate most of our revenues in U.S. dollars but a portion of our costs associated with our Israeli operations is in New Israeli Shekels, or NIS. We also pay some of our international-based sales and support staff in local currencies, such as the British pound sterling. As a result, we are exposed to risks to the extent that the rate of inflation in Israel or in the U.K. exceeds the rate of devaluation of the NIS or the British pound sterling in relation to the U.S. dollar or if the timing of such devaluations lags behind inflation in Israel or in the U.K. In that event, the cost of our operations in Israel and the U.K. measured in terms of U.S. dollars will increase and our U.S. dollar-measured results of operations will suffer. Historically, Israel has experienced periods of high inflation. Our results of operations also could be harmed if we are unable to guard against currency fluctuations in Israel, the U.K. or other countries in which we may employ sales or support staff in the future.

You may have difficulties in enforcing a U.S. judgment against us, our executive officers and directors or in asserting U.S. securities laws claims in Israel.

Because a significant portion of our assets and the assets of our directors and executive officers are located outside the United States, a judgment obtained in the United States against us or any of them may not be collectible in the United States and may not be enforced by an Israeli court. Further, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

We intend to rely upon tax benefits from the State of Israel if and when we become profitable, but those tax benefits may not be available to us at that time.

We are eligible for certain tax benefits for the first several years in which we generate taxable income pursuant to Israel's Law for the Encouragement of Capital Investments, 1959. Although, we have not historically generated taxable income for purposes of this law, we may utilize these tax benefits beginning in 2001. Our financial condition could suffer if these tax benefits were subsequently reduced or not available to us.

In order to receive tax benefits, we must comply with two material conditions. We must have a certain amount of investments in fixed assets and must finance a portion of these investments with proceeds of equity capital raised by Precise. We believe we have complied with these conditions, but we have not received confirmation from the Investment Center with respect to our compliance. If we fail to comply in whole or in part with these conditions, the tax benefits that we expect to receive could be partially or fully canceled. In that event, we could be forced to refund the amount of the benefits we have received, adjusted for inflation and interest. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the Approved Enterprise program. Thus, these tax benefits may not be continued in the future at their current levels or at all.

Additionally, in the event that we increase our activities outside the State of Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future as the revenues generated by the new activities will not qualify for Approved Enterprise treatment.

The transfer and use of portions of our technology are limited because of research and development grants we received from the Israeli government.

Our research and development efforts associated with the development of Precise/Indepth for Oracle software have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. We have developed software through Chief Scientist grants that subject us to royalty payments and restrictions, which could limit or prevent our growth and profitability. The software developed with this funding may not be manufactured, nor may this technology embodied in our software be transferred, outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our software developed with this know-how. These restrictions will continue to apply to us after we pay the full amount of royalties payable in respect of the grants. However, if the Chief Scientist consents to the manufacture of our software outside Israel, the regulations prescribe the payment of increased royalties, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of Precise, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of Precise. The new Israeli Companies Law generally requires that a merger must be approved by the holders of a majority of the shares present and voting on the proposed merger, excluding shares held by the potential acquiror, at a shareholders meeting that has been called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be consummated until at least 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies. Other potential means of acquiring a public Israeli company such as Precise might involve significant obstacles, such as a requirement of court approval of the acquisition or business combination under certain circumstances. Israeli tax law treats some acquisitions, particularly stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law will, for instance, subject a shareholder who is subject to Israeli taxation and who exchanges his or her Precise shares for shares in another corporation to immediate Israeli taxation.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Because this Annual Report on Form 10-K contains forward-looking statements, it may not prove to be accurate

This Annual Report on Form 10-K and the documents we incorporate by reference include forward-looking statements. We use words like "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Precise, the market for our products and the competition, including, among other things:

- our inability to achieve or maintain profitability since we expect to incur significant expenses in the near future to grow our business, particularly our direct sales force and indirect sales channels;
- the size, timing and recognition of revenue from major customers;
- market acceptance of new product offerings and our ability to predict and respond to market developments;
- our ability to attract and retain key personnel;
- the development and expansion of our direct sales force;
- our ability to consummate acquisitions and to successfully integrate and operate the acquired businesses;
- risks associated with management of growth;
- political, economic and business fluctuations in Israel and our international markets; and
- risks of downturns in economic conditions generally, and in the information technology and software industries specifically.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is required to fund operations, including research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We do not own derivative financial instruments in our investment portfolio. The investment portfolio contains instruments that are subject to the risk of a decline in interest rates.

Our investment portfolio includes debt instruments that are United States government obligations. These investments are subject to interest rate risk, and could decline in value if interest rates fluctuate. We do not engage in currency hedging activities and hold no foreign currency related derivative instruments that would subject our financial condition or results of operations to risks associated with foreign currency exchange rate fluctuations. We do, however, incur a portion of our expenditures in foreign currencies, such as NIS, the Euro and British pound sterling that could cause our results of operations to fluctuate.

Item 8. *Financial Statements and Supplementary Data*

The Company's consolidated financial statements, together with the related notes and independent auditors' report thereon, appear beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Anything herein to the contrary notwithstanding, in no event whatsoever are the sections entitled "Stock Performance Graph," "Audit Committee Report" and "Compensation Committee Report on Executive Compensation" to be incorporated by reference herein from Precise's proxy statement in connection with Precise's annual general meeting of shareholders to be held on May 30, 2002.

Item 10. *Directors and Executive Officers of the Registrant*

Certain information relating to directors and executive officers of Precise is incorporated by reference herein from Precise's proxy statement in connection with its annual general meeting of shareholders to be held on May 30, 2002, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of Precise's fiscal year ended December 31, 2001.

Certain information relating to the executive officers of Precise can be found in Part I hereof.

Item 11. *Executive Compensation*

Certain information relating to remuneration of directors and executive officers and other transactions involving management is incorporated by reference herein from Precise's proxy statement in connection with its annual general meeting of shareholders to be held on May 30, 2002, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of Precise's fiscal year ended December 31, 2001.

Item 12. *Security Ownership of Certain Beneficial Owners and Management of Precise*

Certain information relating to security ownership of certain beneficial owners and management is incorporated by reference herein from Precise's proxy statement in connection with its annual general meeting of shareholders to be held on May 30, 2002, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of Precise's fiscal year ended December 31, 2001.

Item 13. *Certain Relationships and Related Transactions*

None

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements: The financial statements included in Item 8 of Part II which appear beginning on page F-1 of this Annual Report on Form 10-K

(2) Financial Statement Schedules: Financial statement schedules have been omitted because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

(3) Exhibits: The exhibits listed in the Exhibit Index immediately preceding the Exhibits.

(b) Reports on Form 8-K: Precise filed the following reports on Form 8-K during the fiscal year ended December 31, 2001: Report on Form 8-K on September 19, 2001 reporting the acquisition of W. Quinn Associates, Inc; Report on Form 8-K/A on November 9, 2001 reporting the financial statements of W. Quinn and the pro-forma financial information of Precise and W. Quinn.

PRECISE SOFTWARE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

IN U.S. DOLLARS

INDEX

	Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

PRECISE SOFTWARE SOLUTIONS LTD.

We have audited the accompanying consolidated balance sheets of Precise Software Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel

January 18, 2002

KOST, FORER & GABBAY

A Member of Ernst & Young International

PRECISE SOFTWARE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	
	2000	**2001**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 82,218	$ 35,144
Marketable securities	39,261	39,752
Trade receivables, net of allowance for doubtful accounts ($ 74 in 2000 and $ 179 in 2001)	5,834	12,156
Other accounts receivable and prepaid expenses	3,688	3,168
Total current assets	131,001	90,220
MARKETABLE SECURITIES, NON CURRENT	27,931	60,935
SEVERANCE PAY FUND	540	750
PROPERTY AND EQUPIMENT, NET	2,696	5,047
OTHER ASSETS, NET		
	16,513	46,231
	$ 178,681	$ 203,183

The accompanying notes are an integral part of the consolidated financial statements.

PRECISE SOFTWARE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31, 2000	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade payables	$ 1,452	$ 1,394
Deferred revenues	3,351	6,673
Employees and payroll accruals	3,903	5,161
Accrued expenses	1,342	2,014
Other current liabilities	806	973
Total current liabilities	10,854	16,215
LONG-TERM LIABILITIES:		
Long-term debt and other liabilities	120	193
Accrued severance pay	831	1,116
Total long-term liabilities	951	1,309
SHAREHOLDERS' EQUITY		
Ordinary shares:		
NIS 0.03 par value: Authorized: 70,000,000 shares at December 31, 2000 and December 31, 2001; Issued and outstanding: 25,540,602 shares at December 31, 2000 and 27,937,776 shares at December 31, 2001	204	221
Additional paid-in capital	195,406	210,215
Deferred stock compensation	(2,717)	(544)
Accumulated other comprehensive income	330	1,191
Accumulated deficit	(26,347)	(25,424)
Total shareholders' equity	166,876	185,659
	$ 178,681	$ 203,183

The accompanying notes are an integral part of the consolidated financial statements.

PRECISE SOFTWARE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		
	1999	2000	2001
Revenues:			
Software licenses	$ 9,770	$ 22,968	$ 43,903
Services	1,844	4,580	11,694
Total revenues	11,614	27,548	55,597
Cost of revenues:			
Software licenses	741	742	362
Services (1)	906	1,693	3,143
Total cost of revenues	1,647	2,435	3,505
Gross profit	9,967	25,113	52,092
Operating expenses:			
Research and development (2)	2,891	4,987	10,924
Sales and marketing (3)	7,913	20,749	34,675
General and administrative (4)	1,598	3,923	7,046
Amortization of deferred stock compensation	234	6,151	1,930
Amortization of goodwill and intangible assets	-	99	3,040
In-process research and development write-off	-	2,200	86
Total operating expenses	12,636	38,109	57,701
Operating loss	(2,669)	(12,996)	(5,609)
Financial income and other, net	71	3,091	6,565
Income (loss) before income tax provision	(2,598)	(9,905)	956
Income tax provision	-	-	33
Net income (loss)	$ (2,598)	$ (9,905)	$ 923
Net earnings (loss) per share:			
Basic net earnings (loss) per share	$ (0.79)	$ (0.77)	$ 0.03
Diluted net earnings (loss) per share	$ (0.79)	$ (0.77)	$ 0.03
Weighted average number of shares used in computing basic net earnings (loss) per share	3,299	12,901	26,745
Weighted average number of shares used in computing diluted net earnings (loss) per share	3,299	12,901	29,971

(1) Excludes $0, $283 and $12 in amortization of deferred stock compensation in 1999, 2000 and 2001, respectively.

(2) Excludes $16, $144 and $59 in amortization of deferred stock compensation in 1999, 2000 and 2001, respectively.

(3) Excludes $104, $2,382 and $419 in amortization of deferred stock compensation in 1999, 2000 and 2001, respectively.

(4) Excludes $114, $3,342 and $1,440 in amortization of deferred stock compensation in 1999, 2000 and 2001, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Preferred Shares	Paid-in Shares	Additional Paid-in Capital	Deferred Stock Compen-sation	Accu-mulated Other Compre-hensive	Accumulated Deficit	Total Compre-hensive Income (Loss)	Total Share-holders' Equity
Balance as of January 1, 1999	$ 62	$ 31	$ 14,680	$ (187)	$ —	$ (13,844)	$ —	$ 742
Issuance of shares, net	35	—	9,860	—	—	—	—	9,895
Deferred stock compensation related to options granted to employees	—	—	712	(712)	—	—	—	—
Amortization of deferred stock compensation and compensation for warrants granted to consultants	—	—	20	234	—	—	—	254
Net loss	—	—	—	—	—	(2,598)	(2,598)	(2,598)
Total comprehensive loss							$ (2,598)	
Balance as of December 31, 1999	97	31	25,272	(665)	—	(16,442)		8,293
Options issued pursuant to the acquisition of Knight Fisk Software LTD.	—	-	199	—	—	—	—	199
Issuance of shares in IPO, net of $1,628 offering costs	—	39	75,909	—	—	—	—	75,948
Conversion of Preferred shares upon IPO	(97)	97	—	—	—	—	—	—
Issuance of shares in second public offering, net of $2,257 offering costs	—	21	71,423	—	—	—	—	71,444
Exercise of options	—	12	468	—	—	—	—	480
Issuance of shares pursuant to the acquisition of Savant Corporation	—	4	13,932	—	—	—	—	13,936
Deferred stock compensation related to options granted to employees	—	—	8,203	(8,203)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	6,151	—	—	—	6,151
Comprehensive income:								
Unrealized holding gains on available-for-sale marketable securities	—	—	—	—	322	—	322	322
Foreign currency translation adjustment	—	—	—	—	8	—	8	8
Total other comprehensive income							330	
Net loss	—	—	—	—	—	(9,905)	(9,905)	(9,905)
Total comprehensive loss							$ (9,575)	
Balance as of December 31, 2000	$ —	$ 204	$ 195,406	$ (2,717)	$ 330	$ (26,347)		$ 166,876
Issuance of shares under ESPP	—	1	726	—	—	—	—	727
Issuance of shares pursuant to acquisition of W. Quinn Associates, Inc.	—	5	12,480	—	—	—	—	12,485
Exercise of options, net	—	11	3,272	—	—	—	—	3,283
Adjustments to Savant acquisition	—	—	(1,426)	—	—	—	—	(1,426)
Amortization of deferred stock compensation, net	—	—	(243)	2,173	—	—	—	1,930
Comprehensive income:								
Unrealized holding gains on available-for-sale marketable securities	—	—	—	—	903	—	903	903
Foreign currency translation adjustment	—	—	—	—	(42)	—	(42)	(42)
Total other comprehensive income							861	
Net income	—	—	—	—	—	923	923	923
Total comprehensive income							$ 1,784	
Balance as of December 31, 2001	$ —	$ 221	$ 210,215	$ (544)	$ 1,191	$ (25,424)		$ 185,659

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	1999	**2000**	**2001**
Cash flows from operating activities:			
Net income (loss)	$ (2,598)	$ (9,905)	$ 923
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	399	603	1,329
Capital loss on sale of equipment	-	-	61
Accretion of discount/(amortization of premium) on available- for-sale securities	-	(18)	109
Amortization of deferred stock compensation and compensation of warrants granted to consultants	254	6,151	1,930
Amortization of goodwill and intangible assets	-	99	3,040
In-process research and development write off	-	2,200	86
Increase in accrued severance pay, net	53	102	75
Increase in trade receivables	(1,576)	(1,386)	(5,680)
Decrease (increase) in other accounts receivable and prepaid expenses	(119)	(3,248)	1,315
Increase (decrease) in trade payables	82	588	(518)
Increase in deferred revenues	664	958	2,111
Increase in employees and payroll accruals	207	2,946	1,044
Increase (decrease) in other current liabilities and accrued expenses	(15)	174	385
Other	46	9	(32)
Net cash provided by (used in) operating activities	(2,603)	(727)	6,178
Cash flows from investing activities:			
Purchase of property and equipment	(499)	(2,089)	(3,274)
Purchase of short-term bank deposits	(876)	-	-
Purchase of available-for-sale marketable securities	-	(70,852)	(89,440)
Purchase of other assets	-	(765)	(1,328)
Payment for acquisition of consolidated subsidiary (1)	-	(507)	-
Payment for acquisition of consolidated subsidiary (2)	-	(2,787)	-
Payment for acquisition of consolidated subsidiary (3)	-	-	(20,641)
Proceeds from sale of short-term bank deposits	-	888	-
Proceeds from sale of available-for-sale marketable securities	-	-	3,785
Proceeds from redemption of available-for-sale marketable securities	-	4,000	53,710
Net cash used in investing activities	(1,375)	(72,112)	(57,188)
Cash flows from financing activities:			
Short-term bank credit, net	-	(24)	-
Proceeds from issuance of shares, net	9,839	148,141	727
Proceeds from exercise of options, net	-	480	3,283
Repayment of other long-term debt	(12)	(251)	(27)
Net cash provided by financing activities	9,827	148,346	3,983
Effect of exchange rate change on cash and cash equivalents	-	18	(47)
Increase (decrease) in cash and cash equivalents	5,849	75,507	(47,074)
Cash and cash equivalents at the beginning of the year	844	6,693	82,218
Cash and cash equivalents at the end of the year	$ 6,693	$ 82,218	$ 35,144

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	1999	2000	2001
(1) In February 2000, the Company acquired all of the outstanding shares of Knight Fisk Software Ltd. The net estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition was as follows:			
Working deficiency, except cash and cash equivalents		$ (8)	
Property and equipment		41	
Long-term loans and other		(45)	
Other assets		718	
		706	
Options granted		(199)	
		$ 507	
(2) In December 2000, the Company acquired all of the outstanding shares of Savant Corporation. The net estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition was as follows:			
Working deficiency, except cash and cash equivalents		$ (687)	
Property and equipment		111	
Long-term loans		(23)	
Other assets		15,122	
In-process research and development		2,200	
		16,723	
Issuance of shares, net		(13,936)	
		$ 2,787	
(3) In September 2001, the Company acquired all of the outstanding shares of W. Quinn Associates, Inc. The net estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition was as follows:			
Working capital, except cash and cash equivalents			$ 43
Property and equipment			475
Long-term loans and other liabilities			(93)
Other assets			32,615
In-process research and development			86
			33,126
Issuance of shares, net			(12,485)
			$ 20,641
Supplemental disclosure of cash flows activities:			
(a) Cash paid during the year for:			
Interest	$ 19	$ 13	$ 21
(b) Non cash transactions:			
Capital lease obligation	$ -	$ 97	$ -
Adjustment to Savant Corporation acquisition	$ -	$ -	$ 1,426
Accrued issuance and acquisition costs	$ -	$ 749	$ 241

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: GENERAL

a. *Organization:*

Precise Software Solutions Ltd. ("the Company") was established in Israel on November 15, 1990. The Company is a provider of software products that assist organizations in performance management, monitoring and tuning of database applications, and related consulting, training and support services. The Company has operations in the form of wholly owned subsidiaries in the United States, the United Kingdom, France, Germany, Holland, Malaysia and Australia.

b. *Public Offering:*

The Company completed an initial public offering in June 2000, and since then the Company's ordinary shares have been traded on the NASDAQ National Market in the United States.

NOTE 2: ACQUISITIONS

a. *Acquisition of W. Quinn Associates, Inc.:*

In September 2001, the Company acquired all the outstanding ordinary shares of W. Quinn, a United States based company, in consideration of approximately $34.1 million. W. Quinn develops and markets storage resource and performance management solutions. The total purchase price consisted of $21.6 million paid in cash and $12.5 million paid by the issuance of 774,413 ordinary shares. The consideration included $1.5 million of transaction costs.

In addition, W. Quinn's shareholders received the right to receive additional ordinary shares in an amount up to $17.5 million, based on the achievement of certain post-acquisition revenue and performance targets relating to the one year period subsequent to the closing.

The acquisition of W. Quinn was accounted for under the purchase method, accordingly the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

According to Statement of Financial Accounting Standards Board ("SFAS") No. 142, "Goodwill and Other Intangible Assets", this goodwill will not be amortized, but will be subject to annual impairment tests in accordance with the statement. The allocation of the purchase price of the W. Quinn acquisition is based on the fair value of assets acquired.

In connection with the W. Quinn acquisition, the Company recorded a one-time expense of $86,000 to write-off software acquired from W. Quinn for which technological feasibility has not yet been established and for which no alternative future use existed. Other intangible assets acquired had an estimated fair value of $32.1 million shown in the following table (in thousands):

Goodwill	$ 25,553
Acquired developed technology	2,147
Patent	2,165
Trademark and customer relationships	2,269
	$ 32,134

Pro forma financial information (in thousands except per share data):

The operations of W. Quinn are included in the Company's consolidated results of operations from September 5, 2001. The following unaudited pro forma information presents the results of operations for the Company and W. Quinn for the years ended December 31, 2000 and December 31, 2001, as if the acquisition had been consummated as of January 1, 2000 and January 1, 2001, respectively. The pro forma total revenues would have been $36,405 and $61,985 for the years ended December 31, 2000 and 2001, respectively. The pro forma net loss would have been $10,158 and $1,849 for the years ended December 31, 2000 and 2001, respectively. The pro forma basic and diluted net loss per share would have been $0.74 and $0.07 for the years ended December 31, 2000 and 2001, respectively. The pro forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2000 or 2001, nor is it necessarily indicative of future results.

b. Acquisition of Savant Corporation:

In December 2000, in consideration of approximately $16.7 million, the Company acquired all the outstanding shares of Savant Corporation ("Savant"), a United States based company. Savant develops and markets a suite of real-time diagnostic and proactive performance management solutions. The total purchase price consisted of $2.8 million in cash, including $0.3 million of transaction related costs, and $13.9 million in 512,445 ordinary shares

The acquisition of Savant was accounted for under the purchase method, accordingly the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

In connection with the Savant acquisition, the Company recorded a one-time expense of $ 2.2 million to write-off software acquired from Savant for which technological feasibility has not yet been established and for which no alternative future use exists. Other intangible assets acquired had an estimated fair value of $ 15.1 million shown in the following table (in thousands):

Goodwill	$ 9,022
Acquired technology	3,200
Acquired assembled work force	1,100
Customer relationship	1,800
	$ 15,122

In 2001, upon the completion of the allocation of the purchase price and the resolution of certain contingencies, the company reduced goodwill by $1,426,000.

Pro forma financial information (in thousands except per share data):

The operations of Savant are included in the Company's consolidated results of operations from January 1, 2001. The following unaudited pro forma information represents the results of operations for the Company and Savant for the years ended December 31, 1999 and December 31, 2000, as if the acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively. The pro forma total revenues would have been $15,242 and $30,900 for the years ended December 31, 1999 and 2000, respectively. The pro forma net loss would have been $3,102 and $10,876 for the years ended December 31, 1999 and 2000, respectively. The pro forma basic and diluted net loss per share would have been $0.81 and $0.81 for the years ended December 31, 1999 and 2000, respectively. The pro forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 1999 or 2000, nor is it necessarily indicative of future results.

c. *Acquisition of Knight Fisk Software Ltd.:*

In February 2000, for consideration of $706,000, the Company acquired all the outstanding shares of Knight Fisk Software Ltd. ("Knight Fisk"), a U.K.-based company and the distributor of the Company's products in the United Kingdom. Knight Fisk changed its name to Precise Software Solutions UK Ltd. ("Precise UK"). The acquisition was accounted for under the purchase method.

Pro forma financial information (in thousands except per share data):

The operations of Precise UK are included in the Company's consolidated results of operations from February 1, 2000. The following unaudited pro forma information presents the results of operations for the Company and Precise UK for the years ended December 31, 1999 and December 31, 2000, as if the acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively. The pro forma total revenues would have been $12,100 and $27,730 for the years ended December 31, 1999 and 2000, respectively. The pro forma net loss would have been $3,027 and $9,827 for the years ended December 31, 1999 and 2000, respectively. The pro forma basic and diluted net loss per share would have been $0.92 and $0.76 for the years ended December 31, 1999 and 2000, respectively. The pro forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 1999 or 2000, nor is it necessarily indicative of future results.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a. *Use of estimates:*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. *Financial statements in U.S. dollars:*

A majority of the revenues of the Company and some of its subsidiaries are generated in U.S. dollars ("U.S. dollar"). In addition, a substantial portion of the Company's and some of its subsidiaries' costs are incurred in dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate. Thus, the functional and reporting currency of the Company and these subsidiaries is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars in accordance with SFAS No. 52 "Foreign Currency Translation." All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of other subsidiaries whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

c. *Principles of consolidation:*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

d. *Cash equivalents:*

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e. *Marketable securities:*

The Company accounts for investments in debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the proper classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2001, most securities were designated as available-for-sale with a small portion classified as trading securities. Accordingly, the available-for-sale securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders' equity, accumulated other comprehensive income. Amortization of premium and accretion of discounts are included in financial income and other, net. Realized gains and losses on sales of all investments, as determined on a specific identification basis, are included in the consolidated statements of operations. The Company's trading securities are carried at their fair value based upon the quoted market price of those investments. Net realized and unrealized gains and losses on these securities are included in financial income and other, net.

f. *Property and equipment:*

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

Computers and peripheral equipment	3-5 years
Office furniture and equipment	6-14 years
Leasehold improvements	Over the term of the lease

The Company and its subsidiaries periodically assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets, in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed." As of December 31, 2001, no impairment losses have been identified.

g. *Other assets:*

Acquired assembled workforce, acquired technology, acquired trademark and customer relationship, acquired patents, capitalized internet site costs and goodwill are stated at amortized cost. Amortization is calculated using the straight-line method over their estimated useful life, which is three to ten years (see note 3r).

The carrying value of goodwill and intangible assets and the appropriateness of the amortization periods are periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining intangible assets amortization period. Based on its most recent analysis, management believes that no impairment of other assets exists as at December 31, 2001.

Under SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill and intangible assets acquired subsequent to June 30, 2001, are deemed to have indefinite lives, will not be amortized, and will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. The Company and its subsidiaries will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during 2002.

h. Research and development costs:

SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

i. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to there estimated realizable value.

j. Revenue recognition:

The Company and its subsidiaries generate revenues mainly from licensing the rights to use their software products and services. The Company and its subsidiaries sell its products primarily through its direct sales force, resellers and Original Equipment Manufacturers ("OEMs").

The Company has implemented Statement of Position (SOP) 97-2, "Software Revenue Recognition", as amended. Revenues from software arrangements are recognized upon delivery of the product when no future obligation exists, when collection is probable, the product fee is either fixed or determinable and persuasive evidence of an arrangement exists. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. The Company has also adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all transactions entered into after January 1, 2000. The Company's Vendor Specific Objective Evidence ("VSOE") used to allocate the sales price to maintenance and support and professional services are based on renewal ratio or the price charged when these elements will be sold separately. SOP 98-9 requires that revenue be recognized under the "residual method" when (1) VSOE of fair value exists for all undelivered elements, and (2) all revenue recognition criteria of SOP 97-2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered elements.

The Company is entitled to fees from its OEMs upon the sublicensing of the Company's products to end-users. Generally, the fees due from the OEMs are recognized when such fees are reported to the Company upon the sublicensing of the products by the OEMs.

The Company and its subsidiaries generally do not grant a right of return to their customers, except for time-limited warranty provisions. Historically, the Company has seen negligible returns.

Service revenues are comprised of revenues from maintenance and support arrangements, consulting fees, and training, none of which are considered essential to the functionality of the software license. Revenues from maintenance and support arrangements are deferred and recognized on a straight-line basis as service revenues over the life of the related agreement. Consulting fees and training revenues are recognized after the services are rendered.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

k. Concentrations of credit risks:

Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

Cash and cash equivalents are almost entirely invested in major banks in the United States in U.S. dollars. A small portion of cash and cash equivalents are invested in major banks in Europe and Israel. Management believes that the financial institutions holding the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Almost all marketable securities include investments in of U.S. treasury notes. Management believes that these investments are financially secure, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers and resellers located primarily in the U.S., Europe and Asia. The Company and its subsidiaries perform periodic credit evaluations of their customers' financial condition and generally do not require collateral. An allowance for doubtful accounts is determined with respect to those accounts that the Company and its subsidiaries have determined to be doubtful of collection.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

As for major customers, see also Note 12.

l. Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee share option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation," are provided in Note 8.

The Company applies SFAS No. 123 and Emergency Issue Task Force 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring in Conjunction with Selling Goods or Services", with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

m. Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects and for the encouragement of marketing activity, are recognized at time the Company is entitled to such grants; on the basis of the costs incurred; and are netted from research and development, and selling and marketing costs, respectively. The Company did not receive development grants or marketing grants in 1999, 2000 and 2001, respectively.

n. Severance pay:

The Company's liability for severance pay is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided for by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset on the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only in accordance with the Israeli Severance Pay Law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies and include immaterial profits.

Severance expenses for the years ended December 31, 1999, 2000 and 2001 amounted to $260,000, $323,000 and $308,000, respectively.

o. Advertising:

Advertising costs are expensed as incurred.

p. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating the fair value disclosures for financial instruments:

(1) The carrying amounts of cash and cash equivalents, trade accounts receivable and trade payables approximate their fair value due to the short-term maturity of such instruments.
(2) The fair value for available-for-sale and trading securities are based on the quoted market prices (See Note 4).
(3) The carrying amount of the Company's long-term liabilities approximates their fair value. The fair value was estimated using discounted cash flow analysis, based on the Company's incremental liabilities rates for similar types of arrangements.

q. Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, "Earnings per Share".

All convertible Preferred shares, outstanding stock options, and warrants have been excluded from the calculation of the diluted net earnings (loss) per ordinary share because such securities are anti-dilutive for the periods presented. The total weighted average number of shares related to the outstanding convertible Preferred shares, options and warrants excluded from the calculations of diluted net loss per share was 10,256,164, 4,147,968 and 0 for the years ended December 31, 1999, 2000 and 2001, respectively.

r. Impact of recently issued accounting standards:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. Application of the non-amortization provision of these statements is expected to result in an increase in net income of $1,208,000 and an increase in net earnings per share of $0.04, assuming no impairment will be identified.

FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. FASB's new rules on the asset impairment supersede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. This pronouncement is not expected to have a material effect on the Company's financial position or operating results.

s. Reclassification:

Certain prior period amounts have been reclassified to conform to current period presentation.

NOTE 4: MARKETABLE SECURITIES

The following is a summary of trading and available-for-sale securities:

	December 31, 2000			
	In thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
Available-for-sale:				
US Treasury notes	$ 66,870	$ 322	$ -	$ 67,192

	December 31, 2001			
	In thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
Available-for-sale:				
US Treasury notes	$ 98,716	$ 1,293	$ 68	$ 99,941

There were no realized gains from sales of available-for-sale securities in 2000 and 2001.

The unrealized holding gains on available-for-sale securities included as a separate component of shareholders' equity, other comprehensive income, totaled $0, $322,000 and $903,000 in 1999, 2000 and 2001, respectively. The unrealized holding gain on available-for-sale securities balance was $322,000 and $1,225,000 as of December 31, 2000 and 2001, respectively. The amortized cost and estimated fair value of debt and marketable securities as of December 31, 2001, by contractual maturity, are shown below.

	December 31, 2000		December 31, 2001	
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
	In thousands			
Available-for-sale:				
Matures in one year	$ 39,170	$ 39,261	$ 38,361	$ 39,006
Matures in second year	27,700	27,931	60,355	60,935
Total	$ 66,870	$ 67,192	$ 98,716	$ 99,941

The Company has invested $746,000 in trading securities and recorded a net gain of $29,000 in 2001 from these investments.

NOTE 5: PROPERTY AND EQUIPMENT, NET

	December 31,	
	2000	2001
	In thousands	
Cost:		
Computers and peripheral equipment	$ 3,743	$ 6,035
Office furniture and equipment	454	896
Leasehold improvements	144	1,079
	4,341	8,010
Accumulated depreciation:	1,645	2,963
Depreciated cost	$ 2,696	$ 5,047

Depreciation expenses for the years ended December 31, 1999, 2000 and 2001 were $360,000, $603,000 and $1,329,000 million, respectively.

As for charges, see Note 10c.

NOTE 6: OTHER ASSETS, NET

a. Composed as follows:

	December 31, 2000	December 31, 2001
	In thousands	
Intangible assets:		
Goodwill	9,747	34,166
Acquired technology	3,312	6,555
Assembled workforce	1,623	1,100
Customer relationships and trademarks	1,800	4,754
Acquired Patents	-	2,165
Capitalized internet site costs	130	130
Intangible assets	16,612	48,870
Accumulated amortization	99	3,139
Intangible assets, net	16,513	45,731
Other assets	-	500
Total other assets, net	$ 16,513	$ 46,231

Amortization expense amounted to $0, $99,000 and $3,040,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

b. On October 1, 2001, the Company purchased the intellectual property of a third party for $1.1 million. The purchase has been recorded as acquired technology and will be amortized over 3 years. In addition, the third party has the right to receive 10% of revenues generated up to a set maximum from the sale of products containing this intellectual property until October 1, 2004.

NOTE 7: LONG-TERM DEBT AND OTHER LIABILITIES

Composed as follows:

	Currency	Interest rate	December 31, 2000	December 31, 2001
			In thousands	
Capital lease obligations	U.S. $	9.5%	$ 147	$ 134
Other liabilities	U.S. $		-	101
			147	235
Less - current maturities			27	42
			$ 120	$ 193

The lease obligations are calculated based on the present value of the future lease payments.

As of December 31, 2001, the Company has an unutilized credit line of $23,000.

NOTE 8: SHAREHOLDERS' EQUITY

a. Reverse split

All share and per share data included in these financial statements have been retroactively adjusted to reflect a two-for-three reverse stock split as approved by the Company's shareholders on April 12, 2000.

b. Automatic Conversion Upon IPO:

All Preferred Shares were automatically converted into ordinary shares at the time of the Company's Initial Public Offering ("IPO"), which took place in July 2000.

c. Ordinary Shares:

Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

d. Share Option Plans:

The Company has two share option plans, the 1995 Share Option and Incentive Plan (the "1995 Plan") and the 1998 Share Option and Incentive Plans ("the 1998 Plan"), together the "Plans". In addition, as part of the acquisition of Savant, the Company assumed the existing stock option plan of Savant Corporation (the "Savant Plan"). No additional options may be granted under the 1995 Plan or the Savant Plan. Under the 1998 Plan, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the Plans, the Company reserved for issuance a total of 9,549,000 ordinary shares. As of December 31, 2001, an aggregate of 596,479 ordinary shares of the Company are still available for future grant.

Options granted under these plans generally vest annually over 3-4 years and will expire ten years from the date of grant. Options granted under the 1998 Plan which are forfeited or canceled before expiration become available for future grants. Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the ordinary Shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options.

	Year ended December 31,					
	1999		2000		2001	
	Number Of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	2,559,348	$ 0.86	3,681,044	$ 1.04	5,384,175	$6.10
Granted	1,248,366	$ 1.40	2,215,916	$ 13.37	3,717,448	$15.22
Exercised	-	$ -	(393,278)	$ 0.71	(1,521,203)	$2.17
Forfeited	(126,670)	$ 1.04	(119,507)	$ 2.49	(542,048)	$12.54
Outstanding at the end of the year	3,681,044	$ 1.04	5,384,175	$ 6.10	7,038,372	$11.18
Exercisable options at the end of the year	1,088,448	$ 0.80	2,043,033	$ 1.10	1,772,878	$4.51

The options outstanding as of December 31, 2001, have been broken down by exercise price as follows:

Range of Exercise price	Options outstanding as of December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable As of December 31, 2001	Exercise price of options exercisable
		(years)			
$ 0.38	221,778	6.3	$ 0.38	221,778	$ 0.38
$ 1.04	1,109,842	7.0	$ 1.04	790,893	$ 1.04
$ 1.50	833,292	7.9	$ 1.50	341,144	$ 1.50
$ 10.30 - 11.125	760,298	9.1	$ 10.30 - 11.125	54,672	$ 10.34
$ 14.25 – 15.00	1,869,206	8.6	$ 14.25 – 15.00	243,606	$ 14.92
$ 17.11	1,434,666	9.8	$ 17.11	-	$ -
$ 19.63 – 20.2	809,290	8.6	$ 19.63 – 20.2	120,785	$ 19.75
$ 11.18	7,038,372		$ 11.18	1,772,878	$ 4.51

e. *Pro forma information under SFAS No. 123:*

Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2001: expected volatility of 0.001, 1.1 and .86, respectively; risk-free interest rates of 6%, 6.5% and 4%, respectively; dividend yields of 0% for each of the years, and a weighted-average expected life of the option of 4.13, 2.57 and 2.97 years, respectively. The weighted average exercise prices and weighted average fair values of options granted for the years ended December 31, 1999, 2000 and 2001 were:

	For exercise price on the grant date that:					
	Equals market price			Is less than market price		
	Year ended December 31,			Year ended December 31,		
	1999	2000	2001	1999	2000	2001
Weighted average exercise price	$ 1.04	$ 17.73	$ 15.92	$ 1.43	$ 4.41	$ -
Weighted average fair values on grant date	$ 0.15	$ 11.74	$ 4.91	$0.63	$ 12.98	$ -

Pro forma information under SFAS 123:

	Year ended December 31,		
	1999	2000	2001
	In Thousands (except per share data)		
Net income (loss) as reported	$ (2,598)	$ (9,905)	$ 923
Pro forma net loss	$ (2,628)	$ (14,162)	$ (10,310)
Pro forma basic and diluted net loss per share	$ (0.80)	$ (1.10)	$ (0.39)

f. Employee Share Purchase Plan:

During 2000, the Company adopted its 2000 Employee Share Purchase Plan ("ESPP") and reserved 667,000 ordinary Shares for issuance under the ESPP. As of December 31, 2001, an aggregate of 598,787 ordinary shares of the Company are available for future issuance. The ESPP provides eligible employees with the opportunity to acquire the Company's Ordinary Shares through periodic payroll deductions. According to the ESPP, eligible employees are entitled to purchase the Company's Ordinary Shares at the amount equal to the lower of 85% of the Company's share price at the beginning or at the end of the period. During fiscal 2001, 68,213 ordinary shares were issued pursuant to the ESPP.

g. Dividends:

The Company does not intend to pay cash dividends in the foreseeable future. Dividends declared on the Ordinary Shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

NOTE 9: INCOME TAXES

a. Israeli income tax:

1. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Customer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

2. Tax benefits under the Law for Encouragement of Capital Investments, 1959 ("the Law")

The Company has been granted an "Approved Enterprise" status for three investment programs approved in 1992, 1994 and 1998, by the Israeli Government under the Law.

Undistributed Israeli income derived from the first and the third "Approved Enterprise" programs entitle the Company to a tax exemption for a period of two years and to a reduced tax rate of 10% - 25% for an additional period of five to eight years (depending on the level of foreign-investment in the Company). Undistributed Israeli income derived from the second "Approved Enterprise" program entitles the Company to a tax exemption of four years and to a reduced tax rate of 10%-25% for an additional period of three to six years (depending on the level of foreign-investment in the Company). These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. Thereafter, the Company's income will be subject to the regular income tax rate of 36%. Since the Company has had no taxable income, the benefits have not yet commenced for all programs.

The Company completed the implementation of its first and second investment programs in 1994 and 1998, respectively. The third program has not yet been completed.

The tax exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability to the Company only upon the complete liquidation of the Company. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits currently between 10% to 25% for an "Approved Enterprise". The Company's Board of Directors has determined that such tax exempt income will not be distributed as dividends.

Income from sources other than the "Approved Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.

The Company is entitled to claim accelerated depreciation in respect to equipment in use by "Approved Enterprises" during the first five years of operations of these assets.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises." In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

3. Tax benefits under the Law for Encouragement of Industry (Taxation) 1969:

The Company is an "industrial company" under the Law for the Encouragement of Industry (Taxation), 1969 and as such is entitled to certain tax benefits, including accelerated rate of depreciation and deduction of public offering expenses. The Company has not utilized this tax benefit.

b. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,	
	2000	2001
	In thousands	
Operating loss carryforward	$ 8,718	$ 15,614
Reserves and allowances	685	880
Net deferred tax asset before valuation allowance	9,403	16,494
Valuation allowance	(9,403)	(16,494)
Net deferred tax asset	$ -	$ -

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards. Management currently believes that since the Company and its subsidiaries have a history of losses and various tax benefits it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future. During fiscal year 2001, the Company provided certain deferred tax assets and increased the valuation allowance by $ 7,091.

c. Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

Theoretical tax reconciliation was not calculated due to the amounts of carryforward tax losses of the Company and its subsidiaries.

d. Net operating losses carryforwards:

The Company has accumulated losses for Israeli tax purposes as of December 31, 2001, in the amount of approximately $ 16 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2001, Precise Software Solutions Inc. had a U.S. federal net operating loss carryforward of approximately $ 31 million that can be carried forward and offset against taxable income for 15 to 20 years and will expire from 2009 to 2014. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.
The Company's subsidiary in the United Kingdom has estimated available carryforward tax losses of $ 2.5 million.

e. Income (loss) before income tax provision consists of the following:

	Year ended December 31,		
	1999	2000	2001
		In thousands	
Domestic	$ 499	$ 878	$ 4,746
Foreign	(3,097)	(10,783)	(3,799)
	$ (2,598)	$ (9,905)	$ 956

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES

a. The Company and its subsidiaries lease their facilities under non-cancelable operating lease agreements for periods through 2009.

Future minimum commitments under non-cancelable operating leases as of December 31, 2001, are as follows:

Year ended December 31,	Operating leases
2002	$ 2,915
2003	2,406
2004	1,571
2005	468
Thereafter	1,700
	$ 9,060

Certain expenses under operating leases for the years ended December 31, 1999, 2000 and 2001, aggregate to approximately $406,000, $848,000 and $2,450,000, respectively.

b. Royalties:

1. The Company is committed to pay royalties to the Chief Scientist of the Ministry of Industry and Trade at a rate of 3.5% on the sales of products developed with funds provided by the Chief Scientist, up to an amount equal to 100%-150% of dollar-linked research and development grants related to such projects.

   Royalties paid or accrued amounted to $295,000, $586,000 and $151,000 in 1999, 2000 and 2001, respectively.

   As of December 31, 2001, the Company has no outstanding contingent liability.

2. The Government of Israel, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in its foreign marketing expenses. The Company is committed to pay royalties at the rate of 4% of the increase in export sales, up to the amount of the grants and linked to the U.S. dollar.

   Royalties paid or accrued amounted to $108,000, $28,000 and $0 in 1999, 2000 and 2001, respectively.

   As of December 31, 2001, the Company has no outstanding contingent liability.

c. Charges and guarantees:

The Company has placed a fixed charge on certain fixed assets in favor of the supplier of those assets.

The Company obtained bank guarantees in the amount of $622,000 in favor of the lease landlords of its U.S. and subsidiary facilities.

NOTE 11: FINANCIAL INCOME AND OTHER, NET

	Year ended December 31,		
	1999	2000	2001
		In thousands	
Other income:			
Interest and others	$ 122	$ 3,163	$ 6,845
Accretion of discount	-	54	262
Foreign currency translation differences	5	364	201
	127	3,581	7,308
Other expenses:			
Interest and others	(21)	(38)	(113)
Amortization of premium	-	(36)	(371)
Foreign currency translation differences	(35)	(416)	(198)
	(56)	(490)	(682)
Financial income, net	71	3,091	6,626
Capital loss on property and equipment	-	-	(61)
	$ 71	$ 3,091	$ 6,565

NOTE 12: CUSTOMERS AND GEOGRAPHIC INFORMATION

a. *Summary information about geographical areas:*

The Company and its subsidiaries operate in one industry segment, the development and marketing of performance software products. See Note 1 for a brief description of the Company's business. The following data is presented in accordance with SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". The following is a summary of operations within geographic areas based on customer's location.

	Year ended December 31,		
	1999	2000	2001
		In thousands	
Revenues from sales to unaffiliated customers:			
U.S.A.	$ 7,753	$ 17,737	$ 33,142
North and South America (excluding U.S.A.)	530	1,469	3,209
Asia	1,184	3,181	4,738
United Kingdom	1,262	2,074	5,747
Europe and others (Excluding the United Kingdom)	885	3,087	8,761
	$ 11,614	$ 27,548	$ 55,597
Long-lived assets, by geographic region:			
Israel	$ 477	$ 1,187	$ 3,956
United States	495	16,613	45,635
Europe	-	1,409	1,687
	$ 972	$ 19,209	$ 51,278

b. *Major customer data as a percentage of total revenues:*

	Year ended December 31,		
	1999	2000	2001
		%	
Customer A	15.3%	6.7%	13.1%
Customer B	0.8%	23.1%	18.2%

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ron Zuckerman*
Chairman of the Board
Chairman of the Board, Sapiens International Corporation N.V.

Shimon Alon*
Chief Executive Officer

Robert J. Dolan+
Dean, University of Michigan Business School

Gary L. Fuhrman
Chairman and CEO, GF Capital Management & Advisors, LLC

Mary A. Palermo*+
Executive Vice President, Aspen Technology, Inc.

Yoseph Sela*+
Managing Partner, Gemini Israel Funds and Executive Vice President, Gemini Funds

Anton Simunovic
Managing Partner, Venture Capital, Divine, Inc.

+Member of Audit Committee
*Member of Compensation Committee

EXECUTIVE OFFICERS

Shimon Alon
Chief Executive Officer

Itzhak "Aki" Ratner
President

J. Benjamin H. Nye
Vice President of Finance and Chief Financial Officer

Joseph R. McCurdy
Executive Vice President of Business Operations

Andrew D. Bird
Executive Vice President of Marketing

CORPORATE OFFICES

United States
Precise Software Solutions, Inc.
690 Canton Street
Westwood, MA 02090
T: 781.461.0700 or 800.310.4777
F: 781.461.0460

Israel
Precise Software Solutions Ltd.
10 Hata'asiya Street
Or-Yehuda 60408
T: +972.3.634.5111
F: +972.3.634.5222

E: info@precise.com

SALES OFFICES

United States
Atlanta, Georgia
Chicago, Illinois
Dallas, Texas
Denver, Colorado
New York, New York
Reston, Virginia

Canada
Toronto, Ontario

United Kingdom
Cambridge

Germany
Cologne
Frankfurt
Munich

France
Lyon
Paris

The Netherlands
Geldermalsen
Nieuwegein

Australia
Sydney

China
Shanghai

Japan
Tokyo

Malaysia
Kuala Lumpur

SHAREHOLDER INFORMATION

Annual General Meeting
10:00 A.M. ET, Thursday, May 30, 2002
Precise Software Solutions, Inc.
690 Canton Street
Westwood, MA 02090, USA

Stock Listing
NASDAQ/National Market System
Symbol: PRSE

Annual Report on Form 10-K
The Annual Report on Form 10-K, including schedules and exhibits thereto, as filed with the Securities and Exchange Commission, is available without charge upon request from:

Investor Relations Department
Precise Software Solutions, Inc.
690 Canton Street
Westwood, MA 02090
T: 781.461.0700
E: ir@precise.com

Online Annual Report
To view this Report and investor information online, please visit the Company's website at www.precise.com.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038, USA

Independent Auditors
Kost, Forer & Gabbay, a member of Ernst & Young International
3 Aminadav Street
Tel Aviv 61575, Israel

Legal Counsel
Piper Marbury Rudnick & Wolfe LLP
1200 Nineteenth Street, NW
Washington, D.C. 20036, USA

Volovelsky, Dinstein, Sneh & Co.
Nolton House, 14 Shenkar St.
Hertzelia Pituach, 46733, Israel

Precise

Safe Harbor Statement: This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Precise's current intent, belief and expectations. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual results may differ materially from these forward-looking statements because of: the size of Precise's market; the timing and acceptance of Precise's products; changes in the relationships between Precise and its strategic partners; the future growth and acceptance of Precise's products in the market place; Precise's ability to predict and respond to market developments; the development, expansion, retention and training of personnel with necessary expertise; risks associated with management of growth; risks associated with existing and future strategic relationships and customers; risks of Precise being held liable for defects or errors in its products; political, economic and business fluctuations in Israel and Precise's international markets, as well as risks of downturns in economic conditions generally, and in the information technology and software industries specifically; risks associated with competition and competitive pricing pressures; and the other risks that may be described in Precise's Annual Report on Form 10-K and Precise's other filings with the Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today's date.

www.precise.com

Precise